Form 20-F
period 2002-12-31
CALL NET ENTERPRISES INC
filed 2003-05-19
CIK 915594

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-22976

CALL-NET ENTERPRISES INC.
(Exact name of registrant as specified in its Charter)

Canada (Province or other jurisdiction of incorporation or organization)	4813 (Primary standard industrial classification code number, if applicable)

2235 Sheppard Avenue East
Atria II, Suite 1800
North York, Ontario
Canada M2J 5G1
(416) 718-6400
(Address and telephone number of Registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered:

Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class B Non-Voting Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10.625% Senior Secured Notes due 2008

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	4,051,227
Class B Non-Voting Shares	19,788,406
Preferred Shares	1

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

As used in this Annual Report on Form 20-F, unless the context otherwise indicates, the term “we”, “us”, “our” and similar terms, as well as references to “Call-Net” or the “Company” means Call-Net Enterprises Inc. and its subsidiaries.

EXCHANGE RATES

UNLESS OTHERWISE INDICATED, ALL MONETARY REFERENCES HEREIN ARE DENOMINATED IN CANADIAN DOLLARS. REFERENCES TO “$” OR “DOLLARS” ARE TO CANADIAN DOLLARS AND REFERENCES TO “US$” OR “U.S. DOLLARS” ARE TO UNITED STATES DOLLARS. AS OF DECEMBER 31, 2002, THE BUYING RATES FOR TRANSFERS IN CANADIAN DOLLARS AS QUOTED BY THE FEDERAL RESERVE BANK OF NEW YORK WAS $1.5800 EQUALS U.S. $1.00.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report under Item 3: Key Information, Item 4: Information on the Company and Item 5: Operating and Financial Review and Prospects and elsewhere in this Annual Report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. You can generally identify forward looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under Item 3: Key Information, that may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume and no other person assumes responsibility for the accuracy and completeness of these statements. We disclaim any obligation to update forward-looking information to reflect actual results or changes in assumptions.

CALL-NET ENTERPRISES INC.

PART I

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:   KEY INFORMATION

A.	Plan of Arrangement

On April 10, 2002, the Company completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for USD$377.0 million of new 10.625% Senior Secured Notes due 2008, USD$81.9 million in cash, and 80% of the equity in the recapitalized company in the form of new Common Shares and new Class B Non-Voting Shares. The Company’s existing shareholders retained 20% of the re-capitalized equity as these shareholders exchanged old Common Shares for new Common Shares and old Class B Non-Voting Shares for new Class B Non-Voting Shares. As part of the Plan of Arrangement the new Common Shares and new Class B Non-Voting Shares were immediately consolidated on a one for 20 basis.

Simultaneous to the announcement of the Plan of Arrangement, the Company announced an agreement in principle [the “Sprint Agreement"] with Sprint to enter into a new 10 year branding and technology services agreement (see “The New Sprint Agreement” below). Sprint also committed to invest $25 million to purchase a 5% equity interest in the Company after the implementation of the Plan of Arrangement. The Sprint Agreement became effective as of April 1, 2002.

On April 3, 2002, the Company’s debt holders and shareholders voted overwhelmingly in favour of the Plan of Arrangement and related resolutions at two separate meetings. More than 97% of votes cast by debt holders and more than 96% of votes cast by shareholders were in favour of the Plan of Arrangement. On April 5, 2002, a Final Order of the Ontario Superior Court of Justice was received to implement the Plan of Arrangement effective April 10, 2002. On April 15, 2002, the Company’s Common and Class B Non-Voting Shares began trading on the Toronto Stock Exchange under the symbols FON and FON.B, respectively.

For further information regarding the Plan of Arrangement, please see the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on March 6, 2002.

B.	Fresh Start Accounting

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of Call-Net on April 10, 2002. For Canadian generally accepted accounting principals [“GAAP”] purposes, Call-Net has used an effective date of April 1, 2002. Call-Net’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ Section 1625, “Comprehensive Revaluation of Assets and Liabilities”.

Under Canadian GAAP fresh start accounting, Call-Net’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. Management reviewed all amounts on the consolidated balance sheet and performed appropriate analysis and due diligence to determine fair values. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to Call-Net.

The changes as a result of both the recapitalization and application of fresh start accounting are detailed further in Note 1 to the Audited Consolidated Financial Statements attached hereto.

U.S. GAAP does not recognize the recapitalization adjustments, writedowns and the elimination of the deficit under Canadian GAAP fresh start accounting. Under U.S. GAAP, the Company’s debt restructuring is accounted for in accordance with Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” [“SFAS 15"]. Under SFAS 15, a gain on debt restructuring is determined by measuring the fair value of assets transferred, the fair value of equity interests granted, and the carrying amount of the old debt. Under SFAS 15, future cash interest payments under the new debt is included in the carrying amount of the new payable. No interest expense is recognized over the remaining life of the debt. Costs of the restructuring are deducted in measuring the gain.

Under U.S. GAAP, the reduction in value of capital assets made under fresh start accounting does not apply. However, under U.S. GAAP, the Company has accounted for an impairment in value of assets held for sale in accordance with “Accounting for the Impairment or Disposal of Long-lived Assets” [“SFAS 144"].

A description of the application of U.S. GAAP is detailed further in Note 20 to the Audited Consolidated Financial Statements.

C.	Selected Financial Information

The following tables set forth certain financial and operating data for the periods indicated:

SELECTED FINANCIAL INFORMATION

The following tables set forth certain financial data for the periods indicated:

	Pre-recapitalization(1)

	Nine Months	Three Months
	Ended	Ended	Year Ended	Year Ended	Year Ended	Year Ended
Canadian GAAP	Dec 31, 2002	March 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999	Dec 31, 1998

			Restated (4)	Restated (4)	Restated (4)	Restated (4)
Statement of Income (Loss) Data:
Revenue	$598.9	$201.8	$928.4	$1,250.2	$1,284.2	$1,227.6
Carrier charges	335.7	116.8	508.9	844.6	871.2	787.7
Gross profit	263.2	85.0	419.5	405.6	413.0	439.9
Operating costs	227.3	73.1	284.7	375.5	408.3	380.2
EBITDA(2)	107.9	11.9	(968.8)	(97.2)	0.5	(22.0)
Depreciation and amortization	120.3	41.8	213.1	230.7	206.2	111.7
Interest on long-term debt	43.9	60.3	226.7	206.1	175.1	99.9
Costs on redemption of long-term debt	—	—	—	—	48.2	—
Interest and other income (expense)	(2.9)	(0.8)	15.2	34.2	16.6	17.6
Foreign exchange gain (loss)	4.1	(1.8)	(139.2)	(51.7)	37.1	(31.6)
Income tax benefit (expense)	(2.6)	1.0	7.9	50.3	4.6	1.3
Net income (loss)	(57.7)	(91.8)	(1,524.7)	(501.2)	(370.7)	(248.9)
Basic and fully diluted earnings (loss) per share(3)	(2.42)	(20.26)	(336.95)	(110.83)	(82.00)	(69.80)
Balance Sheet Data (at end of period):
Total assets	$919.8	$1,365.1	$1,452.1	$2,878.3	$3,297.3	$2,816.1
Total liabilities	671.2	2,880.2	2,875.4	2,776.9	2,694.7	1,843.9
Shareholders’ equity (deficiency)	248.6	(1,515.1)	(1,423.3)	101.4	602.6	972.2
Capital stock	306.3	1,336.1	1,336.1	1,336.1	1,336.1	1,335.0
Number shares outstanding(5)	23,839,638	4,529,550	4,522,439	4,522,439	4,522,189	4,513,351

	Twelve	Twelve	Twelve	Twelve	Twelve
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
United States GAAP(6)	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999	Dec 31, 1998

Statement of Income (Loss) Data:
Net income (loss) before extraordinary items	$(115.0)	$(1,538.9)	$(587.9)	$(262.9)	$(214.2)
Extraordinary item	1,292.5	—	—	(48.2)	—
Net income (loss) after extraordinary items	1,177.5	(1,538.9)	(587.9)	(311.1)	(214.2)
Balance Sheet Data (at end of period):
Total assets	$936.2	$1,445.3	$2,894.9	$3,393.3	$3,050.6
Total liabilities	1001.0	2,875.4	2,785.9	2,694.7	2,023.6
Shareholders’ equity (deficiency)	(64.8)	(1,430.1)	109.0	698.6	1,027.0

(1)	On April 10, 2002, the Company completed a Plan of Arrangement to surrender all of the Company’s $2.6 billion in debt in exchange for USD$377.0 million of new senior secured notes and 80% equity in the recapitalized company. Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of the Company. For accounting purposes, the Company has used April 1, 2002 as an effective date to apply fresh start accounting. Under fresh start accounting, the Company’s assets and liabilities were recorded at management’s best estimate of their fair values and the deficit was eliminated by a reduction of capital stock. For further information regarding the Plan of Arrangement and the application of fresh start accounting, please refer to the complete December 31, 2002 Audited Consolidated Financial Statements.

(2)	EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a standard measure of performance that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and capitalization relative to other companies in its industry. These indicators should not be considered as a substitute or alternative for net income or cash flow.

(3)	In conjunction with the Plan of Arrangement completed April 10, 2002, the Company issued new Common Shares, Class B Non-Voting Shares and Preferred Shares in exchange for the pre-recapitalization shares. The Company consolidated the Common Shares on a one for 20 basis and consolidated the Class B Non-Voting Shares on a one for 20 basis. The pre-recapitalization earnings per share have been restated to give effect to the one for 20 stock consolidation which occurred April 15, 2002. Due to a loss in each of the periods presented, no incremental shares from the potential exercise of stock options are included because the effect would be anti-dilutive.

(4)	Effective January 1, 2002, the Company changed its method of accounting for foreign currency translations as required by The Canadian Institute of Chartered Accountants’ Section 1650, “Foreign Currency Translations”. The most important change for the Company is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. The prior year figures have been restated to conform to the retroactive application of this change in policy.

(5)	The pre-recapitalization number of shares outstanding have been restated to give effect to the one for 20 stock consolidation which occurred on April 15, 2002 as part of the Plan of Arrangement.

(6)	U.S. GAAP requires: (i) capitalization of interest expense as part of the cost of constructing capital assets; (ii) valuation of future tax liabilities at tax rates completely enacted into law; (iii) capitalization of certain integration costs in connection with an acquisition; (iv) recognition of compensation expense in respect of certain stock options granted; (v) recognition of unrealized gains on investment available for sale; (vi) recognition of a gain on debt restructuring in the statement of operations; and (vii) recognition of future cash payments under the terms of the Company’s long-term debt as reductions of the liability. The impact of these differences are the only differences between the Company’s total assets, total liabilities, shareholders’ equity (deficiency), and net income (loss) under U.S. GAAP as calculated and the respective amounts under Canadian GAAP. For further information regarding the United States GAAP reconciliation, please refer to Note 20 to the December 31, 2002 Audited Consolidated Financial Statements.

Exchange Rates

The following table sets forth the daily average exchange rates for Canadian dollars expressed in U.S. dollars for the five years indicated, as well as, the high and low of such exchange rates for the six months indicated, based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2003, the inverse of the noon buying rate was CDN$1.00 = US$0.6805.

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(U.S. dollars per Canadian dollar)
Average	0.6732	0.6732	0.6734	0.6459	0.6369

	Month Ended

	October,	November,	December,	January,	February,	March,
	2002	2002	2002	2003	2003	2003

High	0.6407	0.6440	0.6461	0.6570	0.6720	0.6822
Low	0.6272	0.6288	0.6329	0.6349	0.6530	0.6709

C.	Capitalization and Indebtedness

Not applicable.

D.	Reasons for the Offer and Use of Proceeds

Not applicable.

E.	Risk Factors

Call-Net faces a number of significant operational, regulatory, financial and other risks. The list below summarizes the operational, regulatory, and financial risks and mitigating factors that are key to Call-Net’s future financial prospects.

Operational Risk

The international telecommunications industry is changing rapidly due to deregulation, privatization, technological improvements, expansion of infrastructure and the globalization of the world’s economies. In order to compete effectively, the Company must adjust its contemplated plan of development to meet changing market conditions.

Operational risks inherent in executing Call-Net’s strategy include:

•	a continuing or accelerated erosion in average revenue per long distance minute. Each one cent decline in average revenue per minute reduces Call-Net’s revenue by approximately $80 million;

•	a continuing or accelerated erosion of Call-Net’s stand-alone residential long distance or dial-up internet customer base. The average revenue per long distance customer is $280 per year and the average revenue per dial-up internet customer is approximately $240 per year;

•	acquiring and retaining local customers at an economically viable cost;

•	Call-Net is reliant on its agreement with Sprint in respect of its Sprint TM trademark as well as certain long distance and data services technology and know how;

•	competing effectively with competitors, many of whom have larger operational and financial resources than Call-Net, including the risk that Call-Net will not be able to effectively participate in the consolidation of the industry;

•	adapting to and as necessary financing the high level of technological change in the telecommunications industry;

•	profitably developing, marketing and provisioning new products on a timely basis that are acceptable to its target markets;

•	hiring and retaining qualified management and staff;

•	maintaining and protecting the key assets of Call-Net, including both its network and the Sprint brand from damage or loss;

•	additional bankruptcies or insolvencies in the telecommunication sector impacting the results of Call-Net’s on-going revenue, as well as the immediate expense associated with bad debts;

•	Call-Net’s reliance on other competitive carriers to access its customers or to deliver its data and voice traffic; and

•	Call-Net’s ability to execute its strategy depends on the effective implementation of its relationship with Sprint and on Sprint’s ability to overcome its own operational risks.

Call-Net uses a variety of strategies to mitigate these operational risks where possible including:

•	transitioning its marketing focus away from long distance and towards its local and data/IP offerings;

•	launching a variety of new long distance residential products to meet the needs of a broad range of consumers, as well as transitioning the majority of its marketing and advertising budget to promote its bundled local offering;

•	entering into an expanded technological agreement with Sprint to improve its access to new technology on a timely and cost-effective basis;

•	improving its demographic market information by obtaining information on the specific needs and wants of its target markets;

•	designing a competitive compensation package and training programs, as well as other human resource related strategies, to maintain Call-Net’s ability to hire and retain qualified managers and staff;

•	designing and implementing an effective risk management program, including purchasing an appropriate level of general and business interruption insurance; and

•	developing and sustaining a strong operational relationship with Sprint.

     However, investors should recognize that a number of the operating risks are not within Call-Net’s control and such risks could adversely affect its results.

Financial Risks

Availability of Capital Resources

Call-Net currently has a significant risk associated with the level of debt on its consolidated balance sheet and the debt servicing costs associated with the debt. In spite of extinguishing $2 billion of debt by way of the Plan of Arrangement, if Call-Net’s plans change or its projections prove inaccurate and the funds currently available as cash, cash equivalents and short-term investments prove insufficient to fully fund its business plan, then Call-Net may be required to seek additional financing sooner than it currently expects. Additional sources of financing may include public or private equity or debt financing, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available, Call-Net may limit which markets it enters and the degree to which it penetrates a particular market.

Call-Net can give no assurance that such additional financing will be available to it or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in Call-Net’s financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of Call-Net’s business plan, which would harm its financial condition and operating results. Such a failure could also limit its ability to make principal and interest payments on its indebtedness. Call-Net cannot assure anyone that financing, if required, will be available in the future or that, if such financing were available, it would be available on terms and conditions acceptable to it.

Regulatory Risks

Call-Net’s long distance services are subject to regulation by the CRTC and to the provisions of the Telecommunications Act. Since 1992, the CRTC’s stated policy has been to recognize the value and importance of competition in the long distance market. However, the CRTC’s policy may change in the future. The CRTC has refrained, in part, from regulating some of the public long distance services offered by the Incumbents.

Because neither the CRTC nor the courts have interpreted certain aspects of the Telecommunications Act and its regulations, it is impossible to predict what impact, if any, these provisions will have on Call-Net. Any change in policy, regulations or interpretations could have a material adverse effect on Call-Net’s operations and financial condition. In addition, the CRTC’s decisions are subject to review under the Telecommunications Act (Canada) at any time and may be appealed to the Federal Court of Appeal (Canada) within 30 days of a decision or challenged by a petition to the Federal Cabinet of Canada within 90 days of a decision. The CRTC’s decisions necessary to implement competition in the long distance and local services markets may be appealed or challenged or changed upon review.

ITEM 4:   INFORMATION ON THE COMPANY

A.	History and Development of the Company

Call-Net Enterprises Inc. was amalgamated under the laws of Canada pursuant to the Canada Business Corporations Act on September 25, 1992. The articles of the Company were amended on October 9, 1992 to consolidate the number of outstanding Common Shares and to remove the restrictions from all classes of shares regarding share transfer and public offering of the securities. On September 21, 1993, the articles of the Company were further amended to create the Class B Non-Voting Shares and the Class C Non-Voting Shares. On October 19, 1999, the articles of the Company were amended to allow the board of directors to appoint one or more individuals to the board of directors up to a maximum of one-third of the total number of authorized board members. On April 10, 2002, the Company filed articles of arrangement in association with its Plan of Arrangement, which involved the surrender all of the Company’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for USD$377.0 million of new 10.625% Senior Secured Notes due 2008, USD$81.9 million in cash, and 80% of the equity in the recapitalized company in the form of new Common Shares and new Class B Non-Voting Shares. The Company’s existing shareholders retained 20% of the re-capitalized equity as these shareholders exchanged old Common Shares for new Common Shares and old Class B Non-Voting Shares for new Class B Non-Voting Shares. As part of the Plan of Arrangement the new Common Shares and new Class B Non-Voting Shares were immediately consolidated on a one for 20 basis. For further information regarding the Plan of Arrangement, please see the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on March 6, 2002.

Call-Net is a holding company which conducts its telecommunications business primarily through its (directly or indirectly) wholly-owned operating subsidiaries Sprint Canada Inc. [“Sprint Canada"], Call-Net Communications Inc. [“CNCI”], Call-Net Technology Services Inc., AlternaCall Inc., CNCS Inc. [“CNCS”] and Call-Net Carrier Services Inc. The registered and principal office of Call-Net is located at 2235 Sheppard Avenue East, 18th Floor, Toronto, Ontario M2J 5G1 and its telephone number is (416) 718-6400.

Call-Net’s agent in the United States is CT Corporation System. CT Corporation System is located at 111 Eighth Street, New York, New York, 10011.

Recent Developments

360networks Fibre Transaction. In August 2000, the Company announced that it had signed agreements with 360networks Inc. and its affiliates ["360networks"] that included the sale/indefeasible right of use [“IRU”] of excess dark fibre in Canada and the United States; the purchase/IRU of local access fibre and other long haul fibre in Canada and the United States; a swap of certain fibre routes; and a commitment to purchase other products and services from 360networks over the next five years. This transaction was valued at approximately $241 million.

360networks Supplemental Transaction. In June 2001, the Company and 360networks entered into a Supplemental and Amending Agreement in which, among other things, 360networks was released from the obligation to purchase certain fibre routes originally included in the August 2000 360networks fibre transaction and received a purchase price differential payment of $1.5 million. In exchange, the Company was released from its obligation to purchase from and/or sign IRU agreements with 360networks for a fibre route originally included in the August 2000 360networks fibre transaction described above and certain of the Company’s future commitments to purchase services from 360networks were adjusted.

360networks Global Settlement Agreement: In September 2002, the Company entered into a Global Settlement Agreement with 360networks and 360networks’ former parent company, Ledcor Industries Limited, [“Ledcor"] in which, among other things, 360networks and Ledcor paid the Company USD$2.5 million to be released from their obligations to make certain right of way payments and deliver certain fibre routes. The Company and 360networks also terminated an escrow agreement resulting in the Company’s receipt of an additional $1.7 million. Among other things, the Company: (a) paid 360networks USD$600,000 for the delivery of a certain fibre route; and (b) committed to purchase USD$8 million in products and services from 360networks and affiliates between September 2002 and December 2005.

Acquisition of Time iCR Inc. In September 2002 Call-Net acquired a 75% interest in Time iCR Inc., a provider of customized, managed and hosted call processing solutions. Time iCR develops enhanced Interactive Voice Response [“IVR”] applications for large call centre operations throughout Canada. Call-Net and Time iCR are jointly marketing a bundled offer into the major account market which includes Sprint Canada’s toll-free services and Time iCR’s IVR applications.

Capital Expenditures

In 2002, the Company invested $78.4 million in capital assets. The investment program included the addition of 34 new co-location sites and the purchase and installation of asynchronous digital subscriber line equipment in 50 co-location sites. In 2001, the Company’s $101.5 million investment program focused on local and digital subscriber line wire centre augmentation, a metro area fibre network in a major Canadian city, upgrading back office functionality, as well as data and hosted services. In 2000, Call-Net invested $192.4 million in capital assets, including the Internet, fibre optic transmission systems growth and various date transmission projects.

B.	Business Overview

The Company, primarily through its wholly-owned subsidiary Sprint Canada, is one of Canada’s leading national communications solutions companies offering data, network solutions, online services, local access and long distance voice services across Canada. A full range of such services is offered to businesses, residential customers, governments and other telecommunications carriers. With headquarters in Toronto, Ontario, the Company operates in 13 locations across Canada, owns and operates an extensive transcontinental fibre network, and maintains network facilities in the United States and the United Kingdom.

The Company estimates that it has approximately 3.7% share of the Canadian voice, data and local services markets based on the Company’s revenue at December 31, 2002. Approximately 28% of Call-Net’s revenue for 2002 was generated by data services, as compared to approximately 30% for fiscal 2001 and approximately 23% in 2000. Local services accounted for 9% of Call-Net’s revenues in 2002 compared to 3% in 2001 and 2% in 2000. Local service revenue is expected to become a more important component of total revenue as Call-Net continues marketing its local services to consumers and small businesses in 2003. Long distance was still the dominant revenue source at 63% of total revenue for 2002, down from 67% in 2001 and 75% in 2000.

In addition to operating a national Cisco internet protocol [“IP”] network in Canada, at December 31, 2002, Call-Net was active in 131 co-locations in 9 of Canada’s most populous urban regions. In Montreal, five of these co-locations were connected to Call-Net’s local switch by a metro area fibre network. By co-locating in 131 of the incumbents’ switch centers, Call-Net can sell local access to an addressable consumer and business market estimated at 4.0 million and 2.6 million lines, respectively. Call-Net’s operational North American fibre network extends over 14,000 route kilometers (8,600 route miles). This network provides a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets. Call-Net also has connected its North American network with Europe through international gateway switches in New York City, London and a trans-Atlantic fibre indefeasible right of use [“IRU”].

Operating Strategy

Primarily through Sprint Canada, Call-Net is a national facilities based provider of local access, long distance, and data/Internet services to Canadian consumers and businesses. The Company intends to leverage its existing network and customer base to the greatest possible extent by focusing its investments and resources on customers within the areas in which the Company has pre-existing network facilities (its “geographic footprint”). This “on-net” based strategy is designed to limit near-term capital investment while maximizing gross margin.

In 2002, Call-Net invested $78.4 million in capital assets toward its strategy. The investment program included the addition of 34 new co-locations in areas contiguous to the co-location sites already in place and to enter the local services market in Ottawa. Call-Net also invested in the purchase and installation of asymmetrical digital subscriber line [“ADSL”] equipment in 50 co-location sites in 2002 so it could provide high-speed Internet services to businesses and consumers. By the end of 2002, Call-Net was able to reach 4.0 million residential and 2.6 million business network access subscribers or approximately 40% of the Canadian addressable local market.

Within its geocentric-based strategy, Call-Net is focusing on high-end residential and Small Medium Enterprise [“SME”] business customers. It plans to meet the needs of these core customer segments by offering attractively priced simple bundles of products. These bundles include a combination of local access, long distance and data/Internet services, including currently ADSL for business customers. A new sales group and additional sales agents were hired and trained in 2002 to focus exclusively on the SME community. This initiative contributed to Call-Net increasing its active local business access line count by 22,100 lines in 2002. A print-based and telemarketing program was used to acquire 77,000 residential customers in 2002.

With regard to larger enterprises, the Company’s focus is on providing voice, data, and IP networking solutions to Canadian enterprise customers in specific market segments. Sprint Canada is uniquely positioned to service enterprise customers with North American and Global networking requirements based on the long term technology and business partnership with Sprint Communications Company L.P. [“Sprint"]. In this marketplace Sprint and Sprint Canada stand alone as the only branded North American solution with a long-term partnership in place and working — a significant advantage for North America based multi-nationals.

Sprint Canada has also prioritized the call centre market and has developed innovative solutions for customers with sophisticated call centre requirements. Call-Net’s voice portfolio now includes strategic partnerships that allow it to bundle new capabilities such as speech recognition, professional services, and other value added solutions along with network services to provide integrated solutions for customers.

In order to leverage its position in the market the Company is expanding its existing product suite for larger business customers with advanced IP network solutions and value-added services developed by Sprint. Call-Net’s goal is to provide ubiquitous and seamless North American telecommunication solutions to its large Canadian customers.

Geographic Focus and Low Cost Product Bundles

Telecommunications is a business with very high capital and fixed costs. There are also significant servicing costs associated with each customer, particularly in the residential market. Furthermore, the cost associated with “churn” (the movement of a customer from one telecommunications provider to another) has been a major issue in respect of long distance voice customers.

Call-Net’s geographic focus and bundled product strategy addresses these key economic issues. By concentrating investment in areas where the Company already has a significant customer base, the incremental return on capital deployed is expected to be attractive and the payback period shortened. The Company’s experience to date indicates that churn is substantially reduced when local access is bundled with other products. In addition, the net profit per customer for bundled telecommunications offerings, after provisioning and customer care costs, is higher than that for a stand-alone long distance customer. A geographic approach will also enable the Company to sell additional features to local customers that, on an incremental basis, produce attractive profit opportunities.

A geographic focus also improves revenue opportunities from large business customers by improving the cost structure and competitiveness of Call-Net’s data network solutions. This allows the Company to focus investment in areas that support both residential and business customers while focussing the organization on selling to the right accounts.

The Sprint Alliance

Sprint is a global communications service company serving more than 26 million business and residential customers in over 70 countries. With more than USD$26.0 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States’ first nationwide, all-digital fibre-optic network. Sprint also operates a 100% digital, nationwide PCS wireless network in the United States, serving the majority of the United States’ metropolitan areas, including more than 4,000 cities and communities.

Previous Commercial Agreement with Sprint

The Company has been part of an alliance with Sprint since October 1993 whereby the Company received exclusive Canadian rights to Sprint’s technology (including enhancements, modifications and additions), products and trademarks used in Sprint’s long distance business, and non-exclusive rights relating to Sprint’s global network services for the purposes of marketing and deploying long distance services in Canada [the “Sprint Alliance"]. In exchange, the Company provided Sprint with a 25% non-voting equity interest in the Company (with a right not to be diluted) and a royalty on future long distance services revenue relating to the Sprint® brand name. This royalty was contingent upon certain financial metrics being met.

The Company’s long distance services network has been substantially integrated with that of Sprint to provide a seamless North American network for customers. This integration included installation of the Sprint custom Northern Telecom DMS-250 operating software on the Company’s switches in Canada, interconnection of facilities at the Canada/United States border and the installation of the Sprint Intelligent Network capabilities. The Company has introduced key products in both the business and residential long distance services market segments using the Sprint® brand name.

The Sprint Alliance has now been superseded by the new Sprint Agreement.

The New Sprint Agreement

On January 24, 2002, the Company signed a letter of intent with Sprint, agreeing in principle to a new set of terms for the alliance between the two companies in Canada. A final agreement between the Company and Sprint was one of the conditions for completing the Plan of Arrangement. The new Technology and Service Provisioning Agreement [being the “Sprint Agreement"] between the Company and Sprint came into effect on April 1, 2002, replacing the old Sprint Alliance.

The Sprint Agreement provides for the terms upon which Sprint provides branding, technology and know-how components for certain Licensed Services in Canada. These Licensed Services are composed of services offered by the Company as of the effective date of the Sprint Agreement, as well as Licensable Services for which the Company must provide a framework for implementation to Sprint, which, upon approval by Sprint based on certain objective criteria, becomes a Licensed Service. The following is a summary of the key terms that are included in the Sprint Agreement.

The term of the Sprint Agreement is for a period of 10 years from April 1, 2002.

Licensed and Licensable Services include long distance, Internet access, Internet transport, Internet value-added services, data transport, network management, hosting services, local exchange and other similar future products and services. In connection with the provisioning of these services, the Company can request that Sprint provide certain functional services at incremental cost plus a pre-established mark-up and consulting services at a cost to be determined by Call-Net and Sprint. Wireless information, satellite and similar services are not included under the Sprint Agreement; however, in the event that Sprint desires to provide these services in Canada, Call-Net has a right of first refusal, provided that Call-Net can fulfil certain objective criteria. Further, Call-Net can proactively request to be able to offer such services utilizing Sprint branding and/or technology and know-how, which request will be granted provided that Call-Net can fulfil certain objective criteria. Call-Net pays all incremental costs of adapting Sprint products and services to the Canadian market.

Call-Net continues to have exclusive use of Sprint® brand in Canada for the Licensed Services. Call-Net also has the right (as well as the obligation) to apply certain Sprint® product “brands” to Licensed Services, provided that Call-Net’s product or service is substantially similar to that of Sprint from the perspective of the customer. Generally, Call-Net is required to create such seamlessness among Licensed Services going forward, with limited exceptions. Call-Net’s license with respect to Sprint technology and know-how is non-exclusive. However, Sprint has agreed not to license to material competitors of Call-Net in Canada unless similar licenses are also simultaneously offered in the United States. Sprint will also endeavour to share technology and know-how with Call-Net simultaneously with its implementation in the United States in order to facilitate more synchronized product launches.

Call-Net and Sprint have also agreed to jointly pursue multi-national customers. A significant opportunity exists to leverage the combined assets of Call-Net and Sprint for mutual benefit, particularly to provide seamless telecommunication services to large corporate and multi-national accounts. By leveraging a combined portfolio of existing Call-Net and Sprint products and services, the Company’s sales force can focus its efforts on selected segments and shared multi-national accounts located in Canada, offering them a seamless North American product solution. Sprint’s buying power, product sets and future product development, will assist Call-Net’s ability to continue to compete effectively in the large business market segment.

In addition, Call-Net and Sprint have agreed to treat each other with “preferred partner” status. Subject to certain exceptions, where, in connection with offering Licensed Services in Canada, Call-Net must procure complementary services outside of the country, Sprint has a right of first refusal on such business. Call-Net has a corresponding right of first refusal for services that Sprint must procure in Canada.

In connection with the granting of the technology license and the trademark license, Call-Net will pay a royalty to Sprint during the first five years of the agreement of 2.5% of Call-Net’s consolidated gross revenue, following which the rate will be reduced to 2.0%. There are limited exclusions to the application of the royalty, such as revenue for services provided to Sprint and non-Sprint-branded, non-telecommunications revenue.

The Sprint Agreement provides that it can be terminated in a variety of circumstances, including during the 180-day period following a change of control of either party. Transition periods will apply prior to any requirement of Call-Net to entirely cease using the Sprint trademarks and/or technology and know how, including a stipulated transition during the final two years of the term.

Call-Net’s Network

The Company’s transcontinental fibre optic network constitutes an extensive, high capacity, technologically advanced fibre optic telecommunications network. The operational portion of the network covers more than 14,000 route kilometers (8,600 route miles) in Canada and the United States. In Canada, the network reaches from Victoria in the West to Quebec City in the East. The construction of the Canadian portion of the network was completed in 1998. The migration of the Company’s Canadian traffic from leased inter-exchange circuits to its owned network was completed by the end of the third quarter of 1999.

The Company’s operational fibre optic network extends into the United States from Vancouver south to Seattle in the West, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee, Chicago and Detroit in the mid-West and from Buffalo to Albany to New York City in the East.

In July 2001, the Company deployed its first operational metro area network [“MAN”] in Montreal. The MAN consists of fibre connecting five central offices, extending the reach of the Company’s network closer to the customer and reducing the carrier costs.

In keeping with the Company’s strategy to dispose of non-core assets, on August 28, 2000, the Company signed agreements with 360networks that included the sale/IRU of excess dark fibre in Canada and the United States; the purchase/IRU of local access fibre and other long haul fibre in Canada and the United States; a swap of certain fibre routes; and a commitment to purchase other products and services from 360networks over the next five years. The Company has been released from a portion of this commitment by 360networks. The Company also sold its excess switching equipment in Los Angeles, Dallas, Chicago and Atlanta in May 2001. The Company continues to have some excess fibre capacity in the United States and/or Canada. Network assets held for resale include 4,260 route kilometers (2,648 route miles), primarily in the United States. However, because of the uncertainty of the value and ability of the Company to dispose of these assets, the value of these assets was written down to nil in 2002.

The Company’s network connects Canada’s largest ten markets and key United States markets and is characterized by:

Advanced technology. The Company has installed state of the art switching technology and advanced fibre optic cable and electronic equipment offering Dense Wave Division Multiplexing (DWDM) and SONET ring protection. The Company has an advanced network management system that gives it the ability to monitor network performance, access and utilization. The network is capable of high capacity transmission utilizing OC-48 and OC-192 technologies.

High security and reliability. The Company’s fibre optic network features physical route diversity with SONET protection thereby offering superior security and reliability due to its bi-directional SONET ring architecture (a “self-healing” system that allows for instantaneous rerouting, virtually eliminating downtime in the event of a fibre cut).

Management believes that the Company’s fibre optic telecommunications network provides many benefits. First, the availability of a low cost, high capacity transmission source enables the Company to maintain low per minute carrier costs. Second, by having control over its network platform and infrastructure, the Company is able to design custom product offerings. Third, the Company has additional low cost network transmission capacity available to support data services products with high bandwidth requirements such as asynchronous transfer mode [“ATM”].

Call-Net has a data networking infrastructure that provides IP, frame relay, and ATM services to Canadian businesses and consumers. Data networking equipment deployments are concentrated in the major switching facilities located in Toronto, Montreal, Calgary, and Vancouver. Smaller aggregation nodes are located in Halifax, Ottawa, Chicago, New York, Kitchener and Quebec City. The IP, frame relay, and ATM services offer high availability as a result of the mated pair architecture of core network elements, multiple egress routes, and the use of SONET transport facilities for all on and off-net trunk routes. The fibre optic network is leveraged to extend on-net coverage for data networking products. Agreements with other carriers extend the product reach globally.

The Company operates digital switching centres located throughout North America including Vancouver, Calgary, Toronto, Montreal, Seattle, Buffalo and New York City. The Company has connected its network with the United Kingdom through international gateway switches in New York City and London, United Kingdom. In New York City, the Company has connected its international gateway switch with an international undersea cable (in which the Company purchased an IRU) to a Company-owned switch in the United Kingdom. The Company has received appropriate authorizations in the United States and the United Kingdom to allow it to provide services using these facilities.

The Company offers local services through a hybrid carrier strategy. It has deployed a scalable switching and intelligent services infrastructure while using connections between its co-located equipment and customer premises, largely provided by other carriers. The Company has expanded certain of its existing switch sites to accommodate local network infrastructure. The Company has deployed Lucent 5ESS switches in Vancouver, Calgary, Toronto, and Montreal. The Company also offers symmetrical DSL [“SDSL”] services in five major Canadian markets and in October 2002 launched ADSL to these same markets by co-locating equipment in 50 switch centres.

Long Distance Services Market

The Company offers its long distance services across Canada, primarily using the Sprint Canada® brand, to residential customers, and small, medium and large businesses. Large businesses include financial institutions and national retailers as well as other large users of telecommunications services, such as other telecom companies and the government.

The long distance services market in Canada can be divided into business and residential segments. Based on the Company’s revenue in 2002, the Company had an estimated 5.8% market share in the business long distance market. In the residential segment, the Company had an estimated 5.0% market share based on the Company’s revenue at December 31, 2002. The Company is well positioned to leverage its long distance customer base to deliver more value-added services and bundled local access, long distance and data products.

By optimizing the use of its existing capabilities, network and related assets, Sprint Canada has marketed profitable bundled products. It has leveraged its push into the residential local marketplace in 2002 by bundling local lines with its long distance service offerings. These bundled solutions provide the customer with local, long distance, and Internet services all on one bill, thus creating a seamless communication solution.

Residential Long Distance Services

In 2002, Sprint Canada introduced a number of new long distance plans to address varying customer needs and competitive trends. The plans were marketed using a unified compaign in newspapers and direct mail combining residential local, long distance and Internet services. This resulted in a more unified Sprint Canada positioning to residential consumers as well as reducing advertising and customer acquisition costs.

A new international long distance program, “Sprint Canada Worldwide Savings Plan” was launched in January 2002, behind a national advertising campaign. The program features competitive rates to high traffic countries, including Hong Kong, the United Kingdom and India. In its first month of operation, this program slowed customer churn and increased the success rate of customer sales. It continues to be Sprint Canada’s top selling international plan.

Subsequently, Sprint Canada launched its “Province and Country” long distance plan. This plan is particularly suited for consumers who make calls predominantly within their own province. “Province and Country” offers competitive 24 hours a day, 7 days a week rates, including a 7¢ within province rate and 8¢ rate for calls to the rest of Canada with no time of day restrictions. Competitive United States and International rates also apply.

In the spring of 2002, Sprint Canada launched the “9¢ North America” plan which offers customers a 9¢ rate across North America and to the United Kingdom, Hong Kong, Japan, Australia, Germany, and France, 24 hours a day, 7 days a week. This plan helped the Company establish a competitive United States plan in the Sprint Canada long distance portfolio.

A new small office/home office [“SOHO”] long distance and toll free plan was launched in the autumn of 2002. These plans were established to gain a share of the increasingly important SOHO market. The package offers competitive 24 hours a day, 7 days a week Canadian and United States rates. All incoming and outgoing calls are priced at 7¢ within Canada and 10¢ to and from the United States.

In addition to traditional long distance services, the Company, through its subsidiary AlternaCall Inc., also offered “dial-around” services using a separate brand. The Buck-a-Call™, or 101-55-66™ product, allows consumers to make long distance calls without having to switch from their existing long distance provider.

Business Long Distance Services

In 2002, Call-Net launched bundled offers such as local business line, long distance and Internet access to increase its SME market share, while primary rate interface [“PRI”] and long distance bundles were marketed to large accounts and call centres. In addition to basic long distance and local services, through its alliance partnerships with hosted voice application providers, Call-Net delivers high value enhanced voice application capabilities. More recently the Company has added complex IVR applications such as virtual call centre, integration between voice and web-based applications, and speech recognition capabilities such as virtual attendant to its product portfolio.

Data Services and Internet Protocol (IP) Services Market

Data services is the fastest growing market in the Canadian telecommunications industry. Canadian data services revenue is expected to grow from $8.0 billion in 2002 to $12.0 billion in 2006. Data services may be segmented between business customers, currently representing approximately $7.1 billion in revenue, and residential customers (primarily Internet access users), currently representing approximately $0.8 billion in revenue. The growth of the data services market is being driven by the increasing use of the Internet by both businesses and residential customers, by the deployment of corporate intranets and by the growth in the demand for enhanced data services such as frame relay and ATM. The data services market is also extremely competitive.

Call-Net entered the data services market in 1995 following its purchase of Integrated Network Services Inc. Since that time the Company has expanded its range of data services to include global frame relay, high-speed private line and Internet backbone access primarily to business and government customers, including many Internet service providers. In 2002, the Company’s share of the Canadian business data market was estimated at 1.7%.

Residential Data Services

Sprint Canada actively enhanced its consumer Internet channel in 2002 by consolidating multiple properties under the sprint.ca web address as well as by developing a self-serve web store (www.sprint.ca/store). The web store provides the public with flexible, “anytime” order capability of all consumer local, long distance and Internet access plans. Also in 2002, the Company re-designed the residential customer care self-service web site (www.sprint.ca/care) whereby customers can quickly and conveniently access their account details, make payments or schedule a move.

Sprint Canada’s Internet channel is responsive to the growing Canadian consumer demand to browse/shop and transact online in an anytime, anywhere service environment. In addition to providing a low cost acquisition channel, customers transacting online ultimately feel more comfortable with their purchase and are less prone to churn.

Throughout 2002, the Company pursued a bundling strategy with respect to its long distance and Internet products. This strategy was successful as it used long distance to push dial-up Internet sales through the promotion of offering The MOST™ Online Unlimited at the same price as our 50-Hour product when customers purchased long distance and/or local phone service. This offer resulted in growth for customers who receive all three of our core services. In Q4 Call-Net extended the bundling strategy to also support regional pricing specifically around costs and profitability for The MOST™ Online service.

Business Data Services and IP Services

The Company markets a full range of data and IP services, attractive to all business segments, for multi-site connectivity, remote access to corporate information resources and Internet access. Value-added services such as managed network services [“MNS”] and bundled applications such as video conferencing enable the Company to tailor solutions specifically to customers’ business needs.

The Company’s data services portfolio includes: basic transport services such as digital private line, frame relay and ATM; emerging data services such as transparent LAN services [“TLS”], Internet Protocol — Virtual Private Network [“IP-VPN”] for remote access service and IP-VPN for multi-site networks; and MNS such as router management and reporting, and frame relay management and reporting.

The Company has created alliances for specific application solutions, such as video conferencing, which drive demand for core transport services. This has become an important element of demand creation as many enterprises seek to reduce business travel-related costs.

The Company’s Internet access portfolio targets both the Internet service provider [“ISP”] market and the retail business market. The Company’s 2002 launch of ADSL access strengthened its product offering in the SME segment.

The Company was first in Canada to launch remote access IP-VPN and is now growing its business IP-VPN portfolio to support hybrid networks, providing a migration path from established services such as frame relay to services based on IP. This is an important consideration for enterprises who are beginning to consider advanced applications on a converged wide area network.

In 2002, the Company strengthened its North American value proposition for data networks by implementing seamless cross border services in partnership with Sprint. This initiative includes North American network interconnection for data and IP services, common engineering and management standards and common platforms supporting data services. These steps have resulted in very high performance technical network solution for the North American market. Further, when combined with flexible cross border account management and billing options, North American data solutions have become very compelling for enterprises operating on both sides of the border. The Company has realized significant data business as a result of a strong North American proposition and intends to exploit this competitive advantage further as competitors focus on internal and in-country issues.

Local Services Market

Sprint Canada entered the local services market in 1999 through an initial launch in Calgary, Alberta. By year’s end, the Company had introduced local services in nine metropolitan areas. The Company’s local service offering provided businesses and residential consumers with a simplified rate structure, calling features, and consolidated billing. The Company also addressed the growing SOHO market by offering an all-in-one product.

In 2001, the Company initially continued to concentrate its resources on providing local services to the SME segment where a bundled product offering could be deployed effectively. However, in April 2001, the Canadian Radio-television and Telecommunications Commission [“CRTC”] released its re-banding decision that significantly reduced the amount Incumbents could charge for local loops. The CRTC decision also expanded the areas considered to be A and B bands which also reduced the amount the Company would have to pay for local loops. This decision allowed the Company to again begin actively marketing its local service offering in Montreal, Toronto, Calgary and Vancouver in May 2001.

By December 31, 2001, the Company had a presence in 100 incumbent wire centres and was actively selling local services out of 82 wire centres. Over 27,000 new local subscribers were added in 2001, which represented just over 100% growth to the local customer base during that year. In support of the Company’s local access strategy, two local service product plans, Business Connections™ and Home Connections™ were launched in 2001. Each of these plans provide a local access line, a complement of features and a bundle of long distance minutes for a single monthly charge. Also included in the plan are free North American “Anytime” calling minutes.

In January 2002, a new local service product was launched in response to customer requests for a basic product with a wide variety of “build your own” feature combinations and an open menu of accompanying long distance plans. These new packages have proven very successful, and currently comprise the majority of the Company’s local customer base.

The Company expanded its co-location footprint in 2002 in areas around Montreal, Toronto, London, Kitchener, Hamilton, and Vancouver. New cities, such as Ottawa, Oakville, Laval, and Burlington were also added.

As of December 31, 2002 the Company was active in 134 wire centres, of which 131 were being actively sold to. At year-end, Call-Net had 133,200 residential and 38,000 business local lines in service across the country.

The Company believes that bundling its long distance and data services products with local access will further enable it to meet customers’ needs. In particular, customers will be able to satisfy most, if not all, of their telecommunications needs with Sprint Canada — providing them with a single point of contact, and one bill for all such services. The Company believes that such bundling will result in enhanced customer satisfaction and retention while increasing the profitability of each customer.

Overview of the Canadian Telecommunications Industry

The Canadian telecommunications industry is currently undergoing substantial changes, arising from, among other things, significant market, regulatory and technical changes. Until the mid-1980s, the Incumbents controlled Canada’s wire-line local and long distance telecommunication services industry. Since that time, regulatory decisions have opened the long distance services market and more recently the local services and international markets to competition. Other segments of the Canadian telecommunications industry, including cellular telephony, paging, data communications and the provision of terminal equipment, all operate in a competitive market. The Company intends to take advantage of the industry changes to enter new markets and believes it is well positioned to do so.

Long Distance Services. Long distance competition began when the Company first offered telecommunications services on a resale basis in 1987. The type and geographic location of the Company’s services have changed over time as competition has expanded. The CRTC approved simple resale in 1990 and facilities-based competition in 1992. Full competition in the long distance services market commenced in July 1994 when Equal Ease of Access to the public telephone system began to be implemented by the Incumbents. In contrast to the experience in the United States, where AT&T Corp. was required to divest its local telephone operations, the monopoly telephone companies in Canada retained control over their local services operations, while facing new competition in the long distance services market.

Data Services. The data services market is one of the fastest growing markets in the Canadian telecommunications industry and is currently dominated by the Incumbents and AT&T Canada. This market is expected to grow from $8.0 billion in 2002 to $12.0 billion in 2006. The growth of the data services market is being driven by the increasing use of the Internet by businesses and residential customers, by the deployment of corporate intranets and by growth in the demand for enhanced data services such as frame relay and ATM.

Local Services. On May 1, 1997, the CRTC issued a decision opening the previous monopoly local services market to competition. Despite the initial number of entrants, there are currently very few Competitive Local Exchange Carriers [“CLECs"] active in the local services market. In 2002 only 0.6% of the residential local exchange services market has been captured by CLECs, although it is estimated that CLECs have captured approximately 8% of the local exchange business lines in major Canadian cities. Key competitors in this segment are AT&T Canada, Bell

Canada, 360networks and TELUS.

New wireless telecommunications providers also emerged as substitutes for wire-line local telephone service. A number of fixed-wireless carriers were licensed in the 24GHZ, 28GHZ and 38GHZ bands and were active in a number of urban markets. However, a number of fixed-wireless carriers went into bankruptcy, including Maxlink which had held a large block of Local Multipoint Communications System [“LMCS”] spectrum in the 28GHZ band. As such, it appears that the emergence of fixed-wireless technology as an effective substitute for wire-line service may be evolving more slowly than originally anticipated. Nonetheless, as these networks are deployed, there will be increased competition among CLECs, primarily in densely populated urban areas. Further deployment of fixed-wireless facilities also represent a method of accessing customers located in multi-unit buildings and commercial centres independent of the Incumbent’s local loop facilities.

Mobile Telephony Services. Although the industry experienced some consolidation, it nevertheless remains very competitive. In June 2000, TELUS acquired Clearnet Communications Inc. thus giving itself a national PCS footprint. The major players are the Incumbent Local Exchange Carriers [“ILECs"], which, except for TELUS, operate on a regional basis, and Rogers/AT&T Canada and Microcell, which both operate as national service providers. The federal government auctioned four 10MHZ blocks of PCS spectrum in January 2001. This auction resulted in additional blocks of PCS spectrum being acquired primarily by the existing wireless competitors, particularly in key metropolitan markets. It is predicted that this additional wireless spectrum will be used by mobile service providers to offer new wireless features such as wireless video conferencing. In January 2003, Microcell announced a debt restructuring that would significantly deleverage its balance sheet, thereby putting it in a position to remain in the market as a major competitor.

Recent Developments. The long distance, data and local services markets are all open to competition. The Company currently faces competition from entities providing substantially similar services, some of which have significantly greater resources than Call-Net. Both Bell Canada and TELUS have significantly greater resources than Call-Net and continue to aggressively compete on price. In addition, in October 2002, AT&T Canada announced a debt restructuring that significantly reduced its debt load and on April 1, 2003 AT&T Canada announced the successful completion of its restructuring process. Group Telecom — which had filed for bankruptcy protection — was acquired by 360networks — which itself had just emerged from bankruptcy — in November 2002. These developments potentially mean that AT&T Canada and Group Telecom remain strong competitors in the market.

Regulation

The CRTC and Legislation. The CRTC is an agency of the Canadian federal government charged under the Telecommunications Act with the regulation of companies, such as the Company, which offer telecommunications services crossing provincial or international borders and which own or operate transmission facilities. The Telecommunications Act requires that rates charged by carriers must be “just and reasonable” and that services must not be unjustly discriminatory or unduly preferential.

The Telecommunications Act came into force on October 25, 1993 and replaced the then existing provisions of the Railway Act and the National Telecommunications Powers and Procedures Act. Under the Telecommunications Act, the CRTC has the power to exempt any class of Canadian carriers from the application of the Telecommunications Act if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. The CRTC also has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition which is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless an order requiring such forbearance would be likely to impair unduly the establishment or continuance of a competitive market for those services. The CRTC has forborne from regulating the rates, terms and conditions of all long distance services and data services offered by Call-Net and similar service providers and of certain long distance private line and toll services offered by the Incumbents.

The Telecommunications Act also implements the Canadian government’s policy of promoting Canadian ownership and control of the country’s telecommunications infrastructure. Specifically, the Telecommunications Act provides that 80% of the voting shares of a carrier subject to the Telecommunications Act must be owned and controlled by Canadians. Regulations under the Telecommunications Act also provide that, in the case of a company which wholly owns a carrier, not less than 66 2/3% of the voting shares of that company must be owned and controlled by Canadians. In addition, the Telecommunications Act states that carriers may not “otherwise be controlled” by non-Canadians and that not less than 80% of the board of directors of a company operating as a carrier must be Canadian. The Company is required to report to the CRTC annually with respect to its compliance with these foreign ownership requirements. Sprint owns approximately 10% of the equity of Call-Net. The Company believes that it is currently in compliance with such restrictions.

Canadian Regulatory Overview. Competition in the long distance services and local services markets is guided to a large extent by the principles set out in Telecom Decision CRTC 92-12, which was released on June 12, 1992, Telecom Decision CRTC 94-19, which was released on September 16, 1994 and Telecom Decision CRTC 97-8, which was released on May 1, 1997. This last decision, along with certain other decisions issued concurrently or shortly after May 1, 1997 [collectively called the “Local Decisions"], set out the terms and conditions for competitive entry in the market for local services. Three other key local decisions that impacted the Company’s local business plans were Telecom Decision CRTC 97-15, which enables competitors to co-locate transmission equipment in the Incumbents’ local central switching offices, Telecom Decision CRTC 98-22, which establishes the rate that CLECs must pay to the Incumbents to lease the Incumbents’ unbundled local loops, and Telecom Decision CRTC 99-20, which modified one of the local loop price components set out in Telecom Decision CRTC 98-22 referenced above. Another key decision is Decision CRTC 2000-745, Changes to the Contribution Regime, in which the CRTC ordered that the existing per-minute contribution regime be replaced by a revenue tax applicable to all telecommunications service providers [“TSPs"] in Canada effective January 1, 2001. This decision had far-reaching implications for all service providers in Canada. In May 2002, the CRTC issued Decision 2002-34 after completing its review of the price cap regulatory regime which it established for the ILECs in 1998. In

Decision 2002-34, the Commission established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus a 15% mark-up. Decision 2002-34 and associated follow-up proceedings have significant immediate and potential impact on competitors, especially in reducing competitors’ carrier costs. In late 2002, the CRTC issued a series of decisions that were intended to enforce competitive safeguards in the market in relation to the ILECs. These decisions limit the manner in which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthens the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58) and constrain the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76).

Long Distance Competition. The following is a brief description of some of the more salient rules and policies that impact the Company’s provision of long distance services. The decisions themselves are detailed and these summaries, which are qualified in their entirety by reference to the full decisions, do not constitute legal advice as to their contents.

Decision 92-12 removed virtually all restrictions on resale in the Canadian public long distance voice market and established the terms and conditions for entry by service providers which own and operate their own transmission facilities [“Interexchange Carriers” or “IXCs"]. Among the terms and conditions established by the CRTC in Decision 92-12 were rules which mandated the provision of equal ease of access, the protection of competitor confidential information, the methods for interconnection by IXCs and resellers to the local telephone networks of the Incumbents and the payment of contribution by IXCs and resellers to the Incumbents for the maintenance of affordable local service. The last remaining ILECs not regulated by the CRTC, Sasktel and Ontario Northland Tel, fell under the CRTC’s jurisdiction in June and July 2000 respectively.

In exchange for the right to compete, the CRTC required that long distance competitors pay a subsidy or “contribution” toward the maintenance of below-cost residential local service rates. Only long distance competitors explicitly paid contribution, and this cost represented approximately 24% of the Company’s 1999 Canadian carrier costs. Contribution charges varied by Incumbent member and were assessed on the basis of switched interconnected minutes. However, in Telecom Public Notice CRTC 99-6, the CRTC conducted a proceeding to examine whether it should change the mechanism by which contribution is collected and from whom it is collected.

In a decision released on November 30, 2000, the CRTC completely revamped the way in which contribution is to be collected in Canada. In Decision CRTC 2000-745, Changes to the Contribution Regime, the CRTC determined that the current per-minute contribution regime will be replaced with a Revenue Tax collection mechanism applicable to all TSPs in Canada effective January 1, 2001. Unlike the old regime, which applied only to long distance providers, the new mechanism applies to all TSPs with annual revenues from Canadian telecommunications services of at least $10 million. That includes local exchange carriers [“LECs"], resellers, wireless providers, etc. All TSPs meeting the revenue threshold were required to contribute an interim rate of 4.5% of eligible revenues in 2001 (total operating revenues less deductions such as inter-carrier expenses). The new regime is national in scope.

The contribution funds collected from TSPs will only support local residential service in high-cost areas, effective January 1, 2002. The total subsidy requirement [“TSR”] is calculated based on average local residential revenue per network access service [“NAS”] plus a target implicit contribution amount per NAS of $60 less Phase II (forward-looking incremental cost) plus a 15% mark-up. The TSR will be updated annually to reflect changes to residential service rates and NAS count in high cost areas.

The CRTC also determined that 2001 would be a transition year. Service providers would continue to pay contribution on a per-minute basis until April 2001. Then, after appropriate adjustments are made, the new regime will be in force beginning May 1, 2001. The new mechanism was effective as of January 1, 2001 using a tax rate of 4.5%. The tax rate was further reduced to 1.4% effective January 1, 2002. This decision significantly reduced the Company’s and all IXCs’ contribution burden.

In December 1997 the CRTC agreed to forbear from regulating the Incumbents’ long distance services and most private line services, except on certain transmission routes on which there is no competitive supply of transmission facilities. However, if these services are bundled together with regulated services (e.g., local service), then the bundled package is required to be approved by the CRTC. The CRTC will not approve the bundle unless it passes an imputation test, namely that the bundled price is above the incremental cost of providing the forborne services plus the tariffed rate for any regulated service included in the offering. As such, although the forbearance from regulation of the Incumbents’ long distance rates has greatly increased the competitive pressure on the Company, the Incumbents are still, prevented from using their local monopoly to create anti-competitive bundles that the Company and other IXCs cannot duplicate.

The Company continues to purchase a number of services from the Incumbents’ utility segments which are regulated by the CRTC. In Decision 94-19 the CRTC decided that a price cap system would be the best method of regulating the Incumbents’ utility services. The Incumbents were also required to implement a Carrier Access Tariff which is a utility segment tariff made up of various bottleneck services and charges required by a long distance service provider, such as network interconnection charges and “start-up” or switch modification charges and contribution. All companies that offer interconnected switched long distance services, including the competitive divisions of the Incumbents, pay these charges to the Incumbents’ utility segments. As such, the CRTC still regulates the most important services that the Company must purchase from the Incumbents in order for the Company to provide service to its customers. In the recent Price Cap Decision, Decision 2002-34, the Commission established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus 15% mark-up, resulting in potentially significant reductions in competitors’ carrier costs.

It is impossible to determine if, and for how long, the underlying policies of the CRTC towards fostering the development of competition in long distance services will remain. The CRTC has decided to forbear in part from regulating some of the public long distance services offered by the Incumbents. The CRTC may fail to react quickly and effectively to anti-competitive practices or other anti-competitive effects resulting from the Incumbents’ dominant position in the local services and long distance services markets. As a result, there can be no assurance that the regulatory environment in Canada will result in an economically feasible environment for alternative long distance carriers such as the Company. Any change, or lack of change in some cases, in such policies or regulations could have a material adverse effect on the Company.

Local Competition. In the Local Decisions, the CRTC set out the terms and conditions for competitive entry in the local services market. The decisions also address a number of technical and regulatory policy issues, some of which are discussed below.

The Incumbents were mandated to provide certain “essential facilities” (i.e., monopoly controlled facilities needed by CLECs to provide local service which cannot be economically or technically duplicated by CLECs) to CLECs at the Incumbents’ incremental costs of providing that service plus a 25% mark-up. The mark-up was later reduced to 15% in Decision 2002-34. The CRTC also ordered the Incumbents to provide a number of other key services (including local loops in urban areas and transiting services) at essential facility rates until May 1, 2002. An example of such facility rates with particular importance to the Company were the rates for unbundled local loops established in Decision 98-22. In 1999, the CRTC released Telecom Decision CRTC 99-20, clarifying that the one-time charges set by the ILECs for order processing are to be applied on a per-loop (as opposed to a per-batch order) basis. The Company regarded this as an unfortunate decision, as it negatively impacted upon the ability of the Company to continue with its plans to enter the residential segment of the local services market on an economical basis. The Company therefore mounted an aggressive regulatory challenge to have the rates reduced by the CRTC. Consequently, in November 2001, the CRTC issued Decision 2001-694 which effectively reduced the one-time charges for a typical residential customer by between 38% to 52%, and for a typical business customer by between 32% to 47%.

In the Local Decisions, the Incumbents were also mandated to provide co-location, a process by which competitors may place their transmission facilities in the Incumbents’ central offices, thereby allowing competitors such as the Company, to configure their networks in a more efficient manner. In Decision 97-15, the CRTC ruled that, subject to space availability, both physical and virtual co-location must be provided to “Canadian carriers”, such as the Company, pursuant to a tariffed service or an interconnection agreement. Call-Net is now operating as a CLEC in the operating territories of the three largest Incumbents. With 131 co-locations in these operating territories, the Company has one of the largest local footprints in Canada. In 2001, the CRTC released a series of decisions intended to minimize CLECs’ capital and operating costs associated with co-location, as well as to improve their time-to-market by reducing ILECs’ co-location service delivery intervals. For example: the CRTC mandated the ILECs to permit CLECs to sub-lease co-location spaces to and from other CLECs; new and less capital intensive forms of co-location arrangement was mandated and rules were put in place to allow CLECs to increase co-location space to match their growth needs; new rate structure for power and environmental conditioning was implemented; and the CRTC expanded the list of equipment types that CLECs may co-locate in their co-location spaces. These decisions have given the Company significant added flexibility in its network and service roll out plans.

The remainder of the Local Decisions established the principle that CLECs were to be treated as co-carriers with the Incumbents and that all LECs have an equal right to obtain a subsidy to provide local service in high cost areas. This latter right is achieved through the portable subsidy regime. However, to date, virtually all portable subsidy payments continue to be paid to the Incumbents. For 2002, the calculation of this portable subsidy will continue to be based on Incumbent costs and revenues and be paid from a central fund to all eligible LECs.

Under the CRTC’s co-carrier rules, local traffic is to be exchanged between all LECs on a bill and keep basis, with payments only made from one LEC to another if there is a gross imbalance of traffic in one direction. The rates for imbalanced traffic are set by the CRTC. These rates, and other key local interconnection terms, continue to be regulated by the CRTC. The Company’s subsidiary which provides local services, CNCI, has received approval for tariffs to provide local services in the operating territories of the largest Incumbents (Bell Canada and TELUS). In order to operate as a CLEC, and receive tariff approval, Call-Net must be a Canadian carrier which is majority-owned and controlled by Canadians.

The Local Decisions also established the principle that each LEC is required to pay for its own cost to provide local number portability [“LNP”], a process by which a customer can change local providers but preserve their local phone number. LNP has been rolled out across the country on a city by city basis.

Although the Local Decisions established the framework for local competition, many of the details were left for the parties to work out. As such, the Local Decisions referred many of the implementation issues associated with the introduction of local services competition to a committee chaired by the CRTC and made up of a variety of industry stakeholders [“CISC”]. The Company is actively participating in a number of CISC-related working groups.

It is impossible to determine if the underlying policies of the CRTC which are intended to foster the development of competition in the market for local services will continue in their current form. In the Local Decisions, the CRTC expressed its view that the Incumbents require regulation in the local services market and will likely continue to require such regulation until their market power is substantially reduced. However, the CRTC’s view as to the need for such regulation may change, or not change sufficiently, or the CRTC may not react quickly and effectively to anti-competitive practices or other anti-competitive effects resulting from the dominant position of the Incumbents in the local services and long distance services markets. As a result, there can be no assurance that the regulatory environment in Canada will be favourable to new entrants such as the Company.

Nonetheless, the CRTC has expressed in public statements as well as by several recent decisions, a renewed commitment to making local competition work in Canada. The CRTC has released a number of decisions that reduce CLECs’ carrier costs and other decisions that strengthen competitive safeguards in the market.

One of the key aspects of the Company’s local business plan has been to base its roll-out of local services on local loops leased from the Incumbents at discounted rates mandated by the CRTC. Although originally mandated to be regulated only until May 2002, the CRTC in a public notice dated June 2000 requested that the ILECs “show cause” as to why the sunset provision for local loop availability should not be extended. On March 1, 2001 in CRTC Decision 2001-184, the Commission extended the sunset period for near-essential facilities, without specifying a termination date, until such time as the market for such facilities is sufficiently competitive.

In addition, in CRTC Decision 2001-238, released April 27, 2001, the Commission lowered unbundled local loop rates by approximately 30%. In Decision 2002-34, the CRTC further reduced the ILECs’ mark-up on unbundled loops and other essential and near-essential facilities from 25% to 15%.

In late 2002, the CRTC issued a series of decisions that are intended to enforce competitive safeguards in the market in relation to the ILECs. These decisions limit the manner in which the ILECs can target competitors’ local customers for winback (Telecom Decision 2002-73), strengthens the rules regulating the manner in which they can bundle tariffed services with untariffed services (Telecom Decision 2002-58) and constrain the ability of the ILECs to use unregulated affiliates to avoid the competitive safeguards (Telecom Decision 2002-76).

In May 2002, the CRTC issued Decision 2002-34 after completing its review of the price cap regulatory regime which it established for the ILECs in 1998. In 1998 the CRTC established the first price cap regulatory regime for the ILECs based on the belief that a price cap regime was more appropriate in the transition from monopoly to competition in the local exchange market than the traditional rate-of-return regulation. The price cap regime was expected to create incentives for the ILECs that would normally be found in competitive markets, while at the same time protecting customers and competitors from abuse of market power that could result due to the absence of effective competition. In March 2001, the CRTC initiated a public proceeding (Telecom Public Notice CRTC 2001-37) to review the extent to which the 1998 Price Cap regime has met its stated objectives and to establish the regulatory regime that would replace it. In Decision 2002-34, among other things the Commission established a separate basket consisting of carrier services purchased by competitors from the ILECs, and ordered that they be priced at incremental cost plus 15% mark-up. Decision 2002-34 and associated follow-up proceedings have significant immediate and potential impact on Call-Net. For example, the Decision: (a) reduces the ILECs’ mark-up on unbundled loops and other essential and near-essential facilities from 25% to 15%; (b) reduces the price charged for certain ILEC services relied on by Call-Net and other competitors, e.g. digital network access, direct connection and tandem access; and (c) largely freezes retail rate increases in the local market.

Municipal Access. In March 1999, a dispute arose between Ledcor Industries Inc. [“Ledcor"] and the City of Vancouver over Ledcor’s installation of fibre optic transmission lines over road crossings in the City of Vancouver without having executed the City’s access agreements. These agreements included a provision that Ledcor pay 2% of its gross revenues associated with traffic carried on the relevant fibre optic lines. Ledcor filed an application with the CRTC, seeking an order that would grant Ledcor access to the City of Vancouver’s right-of-way on more favourable terms than those that the City’s access agreements contained. The City of Vancouver responded by filing an application with the CRTC seeking an order that telecommunications carriers purchasing fibre from Ledcor, including the Company, also sign the City’s access agreements. To resolve this dispute, the CRTC initiated a public proceeding (Telecom Public Notice CRTC 99-

25) to determine the terms and conditions of access by Canadian carriers to municipal property in Vancouver for the purpose of constructing, maintaining and operating transmission lines.

In a decision released on January 25, 2001 (Decision CRTC 2001-23), the CRTC found it was within its jurisdiction to regulate the conditions of access to municipal right-of-way, including the costs associated with such access. The CRTC will permit municipalities to recover causal, direct, out-of-pocket expenses, but refused to allow municipalities to levy market-based fees, including the gross revenue fees sought by the City of Vancouver. While the proceeding was limited to the Vancouver dispute, the CRTC indicated that the principles developed in this proceeding would inform the CRTC’s review of such disputes in other locations. This decision is favourable for carriers, like the Company, that build and operate fibre facilities in Canada.

However, on February 22, 2001 the cities of Ottawa and Toronto filed with the Federal Court of Appeal a Motion for Leave to Appeal Decision CRTC 2001-23, on the ground, among others, that the CRTC exceeded its jurisdiction in making the determinations that it made in the decision. Several municipalities joined the appeal. The Federal Court of Appeal granted the appellants leave to appeal but the appeals were dismissed in December 2002. It is expected that the appellants would seek leave to appeal further to the Supreme Court of Canada. If leave is granted, it is impossible to say when the matter will be decided with finality as the appeal process is expected to be protracted. In the meantime, the CRTC’s decision remains effective in that the decision was not stayed or vacated by the Federal Court of Appeal. The CRTC has also completed a public proceeding (Telecom Public Notice CRTC 2001-99) to determine whether it has the jurisdiction and authority to review municipal agreements that were entered into prior to the Ledcor decision, with a view to rationalizing them to that decision. A decision is pending.

Canadian Regulation of International Traffic. Until October 1, 1998, Teleglobe enjoyed a government sanctioned monopoly as the facilities provider of Canadian overseas telecommunications. On January 1, 1999, the CRTC instituted a new regulatory regime for international telecommunications. Under this regime, any carrier that transports international telecommunications traffic over a Canadian border requires a Class A license from the CRTC. Any domestic carrier that originates or terminates, but does not carry over the border, international telecommunications traffic requires a Class B license from the CRTC. Both types of licensees are subject to minimal reporting requirements and are prevented from acting in an anti-competitive manner. The Company has obtained three Class B licenses (for Sprint Canada, Call-Net and AlternaCall) as well as one Class A license (for CNTS).

United States Regulatory Environment. The Federal Communications Commission [“FCC”] is an independent agency of the United States (U.S.) federal government charged under the Communications Act of 1934, as amended, and the Telecommunications Act (U.S.) [collectively “the Communications Act"] with regulation of carriers providing interstate or international telecommunications services in the United States. The Communications Act requires that rates charged by long distance telephone companies must be “just and reasonable” and may not be unreasonably discriminatory or unduly preferential. Consumers or other carriers may file complaints with the FCC regarding any unjust or unreasonable practices by common carriers.

Carriers seeking to provide international services must obtain authorization from the FCC pursuant to Section 214 of the Telecommunications Act (U.S.) prior to offering international services.

Telecommunications services providers in the United States are also regulated at the state level by state public utilities commissions [“PUCs"] and/or other authorities. State regulations apply only to intra-state services, and not to international or inter-state services.

The Company believes that it operates in full compliance with all rules, regulations and policies of the FCC, the state regulators, and other communications regulatory agencies in the United States Some of these rules, regulations and policies are extremely complex, unclear and are rapidly changing. While the Company is making its best efforts to fully comply, it can give no assurance that the FCC or other agencies, and reviewing courts, will agree with its good faith interpretations of certain complex rules, regulations and policies. Moreover, as noted above, the Company can give no assurance that these rules, regulations and policies will not change in the future in a manner that would have a material adverse effect on the Company.

International Regulatory Environment. The Company has obtained an International Facilities Licence [“IFL”] in the United Kingdom that allows it to operate as a facilities-based carrier or a reseller of international telecommunications. The Company will obtain other licenses to serve other foreign jurisdictions, as needed, if it expands its foreign operations.

The Company does not have the same depth of experience in working with foreign regulators as it has with the CRTC, and such regulators are not familiar with the Company. Moreover, the Company is a foreign entity for such regulators. As a result, there can be no assurance that the regulatory climate in one or more of the jurisdictions in which the Company begins to compete will be or will continue to be favourable to new entrants such as the Company. Any change in policy or regulation could have a material adverse effect on the Company’s operations and financial condition.

C.	Organizational Structure

Call-Net is a holding company which conducts its telecommunications business primarily through its wholly-owned operating subsidiaries Sprint Canada Inc. [“Sprint Canada"], Call-Net Communications Inc. [“CNCI”], Call-Net Technology Services Inc., AlternaCall Inc., CNCS Inc. [“CNCS”] and Call-Net Carrier Services Inc. All of the aforementioned subsidiaries are either incorporated or amalgamated under the laws of Canada except for CNCS Inc., which is incorporated under the laws of Delaware.

Organizational Structure of Call-Net and its Operating Subsidiaries

D.	Property, Plants and Equipment

Our facilities include administrative and sales offices, central offices and other facilities to house its fiber-optic network equipment. We operate out of leased facilities in thirteen major centres in Canada, four in the U.S. and one in the United Kingdom. We also have switching centres in Vancouver, Calgary, Toronto, Montreal, New York, Buffalo and Chicago, and call centres in Chatham, Montreal and North York. The Company owns locations in Vancouver, Calgary, North York and Montreal. The Company also owns and operates an extensive fibre network which is further described above under the heading “Business Overview”.

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Since its inception in 1986, Call-Net has derived substantially all of its revenues from the sale of long distance and data services. Since the formation of a strategic alliance with Sprint Communications Company L.P. of Westwood, Kansas [“Sprint"] in 1993, Call-Net has offered these services primarily using the Sprint™ brand name. Call-Net’s long distance and data services are offered in Canada to businesses and consumers primarily through its wholly-owned subsidiary, Sprint Canada. In 1998, Call-Net significantly increased its asset and revenue base when it acquired fONOROLA Inc., a leading facilities-based alternative provider of switched voice long distance and data services.

In February 1999, Call-Net also entered the local phone services market in Calgary and made significant investments to enter eight other major Canadian urban markets. However, in 2000 Call-Net deferred its plan to become a national competitor in the local services market until the pricing structure established by the CRTC was determined to be economic. As a result of the

CRTC rebanding decision in April 2001 that significantly reduced the amount that incumbents can charge for access to local loops, Call-Net relaunched its local service initiative in Montreal, Toronto, Calgary and Vancouver.

Based on revenue at December 31, 2002, Call-Net had an estimated 5.4%, 1.7% and 0.9% share of the $6.1 billion Canadian long distance market, $7.9 billion Canadian data market and $7.6 billion Canadian local access market, respectively. Approximately 28% of Call-Net’s revenue for 2002 was generated by data services, as compared to approximately 30% for fiscal 2001. Local services accounted for 9% of Call-Net’s revenues in 2002 compared to 3% in 2001. Local service revenue is expected to become a more important component of total revenue as Call-Net continues marketing its local services to consumers and small businesses in 2003. Long distance was still the dominant revenue source at 63% of total revenue for 2002, down from 67% in 2001.

In addition to operating a national Cisco IP network in Canada, at December 31, 2002, Call-Net was active in 131 co-locations in 9 of Canada’s most populous urban regions. In Montreal, five of these co-locations were connected to Call-Net’s local switch by a metro area fibre network. By co-locating in 131 of the incumbents’ switch centers, Call-Net can sell local access to an addressable consumer and business market estimated at 4.0 million and 2.6 million lines, respectively. Call-Net’s operational North American fibre network extends over 14,000 route kilometers (8,600 route miles). This network provides a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets. Call-Net also has connected its North American network with Europe through international gateway switches in New York City, London and a trans-Atlantic fibre IRU.

In 2001 management established five key objectives to build a strong business base from which to increase future enterprise value. These objectives were:

•	Obtaining a consensual agreement with its noteholders and existing shareholders that would deleverage the balance sheet and provide the financial and operational flexibility required to execute a favourable business strategy;

•	Improving on Call-Net’s very important relationship with Sprint so that Call-Net would be able to extend and expand on its 1993 agreement before August of 2002;

•	Developing a practical and realistic business strategy that was executable in the current economic and business environment and that was supported broadly within Call-Net;

•	Moving significantly towards cash flow self-sufficiency by further reducing its operating and capital expenditures to appropriate levels; and

•	Obtaining fair regulatory relief so that Call-Net could compete on a level playing field over the long term in the Canadian telecommunication markets.

In 2002, Call-Net continued to focus on these same five objectives that it felt were necessary precursors to Call-Net continuing to participate in the highly competitive, capital intensive, and technologically challenging Canadian telecommunications industry. As outlined below, under

2002 Key Events, Call-Net completed the first two of its five objectives and made progress in respect of the remaining three objectives.

2002 Key Events

On February 20, 2002, Call-Net announced a comprehensive recapitalization plan to reduce its debt by over $2 billion. Simultaneously, Call-Net announced an agreement in principle with Sprint to enter a new 10-year branding and technology services agreement. Both of these transactions, completed on April 10, 2002, provide Call-Net with a fresh start at successfully executing its business plan to become a viable and valuable competitor in the Canadian telecommunications market.

As part of this business plan, Call-Net significantly increased the amount it was spending to acquire local residential customers in the first and second quarters of 2002. After the cost savings from the May 30th price cap decision turned out to be far less than anticipated, Call-Net curtailed this acquisition spending to conserve its financial resources. Consequently the acquisition rate, which peaked at an average of 712 new lines a day in the second quarter, decelerated in the third and fourth quarters. In the fourth quarter, Call-Net acquired an average of 346 new lines per day. In 2002, Call-Net increased its local residential and business line count by 79,100 and 22,100, respectively. Call-Net ended the year with 133,200 active residential lines and 38,000 active business lines.

Despite the disappointing May 30th price cap decision, the interim pricing established in the third quarter and fourth quarters moved Call-Net closer to its objective of a more level playing field in which it can profitably compete. Call-Net’s carrier costs paid to the ILECs, estimated at $210 million annually at May 30th, were immediately reduced by approximately $14 million or 7%. Prior to May 30th, the annual amounts paid to the Canadian ILECs represented approximately 44% of Call-Net’s total carrier costs. This initial relief fell far short of what Call-Net had been expecting. However, on July 17th, the ILECs filed new Phase II cost studies in respect of direct access and tandem access services. Call-Net uses these services in originating and terminating long distance calls over the ILECs’ local networks. These studies revealed that Call-Net had been paying substantially more than the ILECs’ costs for the services. Call-Net immediately requested that the price it was paying be adjusted on an interim basis to the pricing indicated by the cost studies. The CRTC ruled in favour of Call-Net on September 30th, providing a further monthly reduction in carrier charges of approximately $1.0 million or 6% of the amount previously paid to the ILECs.

In September the ILECs’ filed additional Phase II cost studies in respect of certain DNA services. These studies revealed that Call-Net was paying 60% to 70% more than cost for these services essential to Call-Net in carrying data traffic for its customers. Again, Call-Net requested that interim pricing be immediately established based on the cost studies. While the ILECs tried to block this application, on December 23rd, the CRTC again ruled in favour of Call-Net by making the pricing interim and retroactive to May 30, 2002. As a result Call-Net’s carrier costs in the fourth quarter were lowered by $10.0 million. On an annualized basis, the DNA interim pricing should reduce Call-Net’s Canadian ILEC carrier costs by a further 10%, or between $20 and $25 million. In aggregate, to December 31, 2002, the price cap related decisions have reduced Call-Net’s annualized carrier charges by approximately $50 million or 25% of the amount previously paid to Canadian ILECs.

In the third quarter, Call-Net purchased for cancellation U.S. $77.5 million of its 10.625 per cent Senior Secured Notes due December 31, 2008 at market prices. The total cost of these purchases to Call-Net was $29.7 million, including commissions. The purchase of these Notes further reduced Call-Net’s annual interest expense by approximately $13 million. Call-Net recorded a gain of $93.1 million in respect of these purchases as an unusual item. After the repurchase, Call-Net’s long term debt was reduced to approximately $473 million with annualized interest expense of approximately $49 million.

Capital investments in 2002 totaled $78.4 million compared to $101.5 million in the previous year. The much lower capital expenditure program was a result of Call-Net’s commitment to become cash flow self-sufficient as quickly as possible and no later than the first quarter of 2003. In fact, Call-Net achieved its goal of cash flow self-sufficiency in the fourth quarter of 2002. The majority of Call-Net’s 2002 capital expenditures are related to its local growth initiative.

In summary, in 2002 Call-Net completed two of the five objectives it first set for itself in 2001 and made progress to a greater or lesser extent on the remaining three objectives. Call-Net completed a comprehensive recapitalization of Call-Net and it renegotiated a new 10-year agreement with Sprint. While initially disappointed with the May 30, 2002 price cap decision, Call-Net’s regulatory group continued its efforts to level the competitive playing field and won a number of helpful decisions in 2002 related to both costs and Call-Net’s ability to acquire and retain bundled local customers. Call-Net also met its objective of becoming cash flow self-sufficient in the fourth quarter.

Call-Net also made progress in executing its business strategy to transition towards becoming a provider of bundled local, long distance and data services. However, in June, management determined, based on the disappointing CRTC price cap decision and continuing difficult market conditions, that Call-Net’s financial resources could only support a slower growth profile. Accordingly on June 27, 2002, Call-Net announced it was slowing the introduction of its competitive residential telephone service in certain markets, delaying the introduction of other competitive services and restructuring its internal organization to further streamline and focus its operations in order to achieve its primary financial goal of being cash flow self-sufficient. As part of the internal restructuring, Call-Net reduced its workforce by 15% or approximately 350 positions in the third quarter. In addition, operating expenses and capital expenditures related to the growth programs were cut in the third and fourth quarter. These cuts to costs, capital and head count had the anticipated results — cash was conserved but local revenue growth slowed as resources were curtailed.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select accounting policies and make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. The following discussion highlights the major accounting changes during 2002 and the main areas where estimates are required. The following information should be read in conjunction with Call-Net’s Audited Consolidated Financial Statements and notes thereto.

Fresh Start Accounting

On April 10, 2002, Call-Net completed a Plan of Arrangement pursuant to Section 192 of the Canada Business Corporations Act to surrender all of Call-Net’s $2.6 billion in principal amount of Senior Notes and Senior Discount Notes in exchange for U.S. $377.0 million of new 10.625% Senior Secured Notes due 2008, U.S. $81.9 million in cash, and 80% of the equity in the recapitalized company.

Pursuant to the Plan of Arrangement, there was a substantial realignment of the equity and non-equity interests of Call-Net on April 10, 2002. For Canadian accounting purposes, Call-Net has used an effective date of April 1, 2002. Call-Net’s consolidated balance sheet as at April 1, 2002 was prepared on a fresh start basis after giving effect to the Plan of Arrangement in accordance with The Canadian Institute of Chartered Accountants’ Section 1625, “Comprehensive Revaluation of Assets and Liabilities”.

Under fresh start accounting, Call-Net’s assets and liabilities were recorded at management’s best estimate of their fair market values and the deficit was eliminated by a reduction of capital stock. Management reviewed all amounts on the balance sheet and performed appropriate analysis and due diligence to determine fair values. The book values of assets and liabilities at April 1, 2002 approximated their fair values, with the exception of capital assets and future tax liabilities. Independent third party analysis was used by management to arrive at the fair value of capital assets. Future tax liabilities were valued based on the temporary differences and tax losses that are available to Call-Net.

The changes as a result of both the recapitalization and application of fresh start accounting are detailed further in Note 1 to the Audited Consolidated Financial Statements.

Generally, CICA Handbook Section 1625 suggests prior period figures not be included in the financial statements of an enterprise that has comprehensively revalued its assets and liabilities as a result of a financial reorganization. However, pursuant to regulatory requirements, we have provided pre-recapitalization comparative financial statements and where relevant, this MD&A contains related comparative commentary.

U.S. GAAP does not recognize the recapitalization adjustments, writedowns and the elimination of the deficit under Canadian GAAP fresh start accounting. Under U.S. GAAP, the Company’s debt restructuring is accounted for in accordance with Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” [“SFAS 15"]. Under SFAS 15, a gain on debt restructuring is determined by measuring the fair value of assets transferred, the fair value of equity interests granted, and the carrying amount of the old debt. Under SFAS 15, future cash interest payments under the new debt is included the carrying amount of the new payable. No interest expense is recognized over the remaining life of the debt. Costs of the restructuring are deducted in measuring the gain. For further information please see Note 20 of the Audited Consolidated Financial Statements.

Under U.S. GAAP, the reduction in value of capital assets made under fresh start accounting does not apply. However, under U.S. GAAP, the Company has accounted for an impairment in value of assets held for sale in accordance with “Accounting for the Impairment or Disposal of Long-lived Assets” [“SFAS 144"].

New Accounting Policies

During 2002, Call-Net has not made any changes to Call-Net’s accounting policies for Canadian GAAP except as mandated by the CICA and outlined in Note 2 of the Audited Consolidated Financial Statements.

Under U.S. GAAP, the Company has not made any changes to the Company’s accounting policies except as mandated by the Financial Accounting Standards Board and outlined in Note 20 of the Audited Consolidated Financial Statements.

Changes in Accounting Presentation

Effective April 1, 2002, Call-Net reclassified the long-term portion of its right of way liability to long-term liabilities. The comparative figures in the consolidated financial statements have been restated to conform to this presentation.

Accounting Estimates

The major areas where estimates are required are discussed below.

Accounts Receivable

An industry accepted predictive model is used to determine the allowance required on the accounts receivable for the residential portion of the business. In other areas, a more detailed review of the accounts receivable balances and specific customer circumstances is performed to determine the allowance for doubtful accounts required at each month-end. Management experience and knowledge is used to determine overall reserve amounts in this area.

Carrier Cost Payables

In the normal course of business, there are disputes with other carriers over the charges being billed. Call-Net’s policy is to review the disputes on a monthly basis and apply probability of winning disputed items to determine the amount of the reserve required.

From time to time, the Canadian Radio-television and Telecommunications Commission (CRTC) issues decisions which are retroactive or which require some interpretation as to application and require estimation at a period end as to amounts to be recorded. For example, as at December 31, 2002, Call-Net has estimated a $10.0 million refund is due from the incumbent local exchange carriers [“ILECs"] due to a decision on Digital Network Access [“DNA”] rates which were approved on December 23, 2002. The uncertainty surrounding the refund amount arises due to the complexities and interpretations required in determining what is covered by the DNA decision and the calculations involved. To determine the amount to record, Call-Net reviewed the CRTC decision, internally interpreted the decision as to the costs which would be affected and estimated the refund that would be owed by the ILECs.

Customer Relationships

Intangible assets with a definite life are assessed for impairment when events or circumstances indicate their carrying amount may not be recoverable. When the net carrying amount of an intangible asset with a definite life is not recoverable, and exceeds its fair value, the asset is written down with a charge against income in the period that such determination is made. Management reviewed the carrying value of the customer relationships and the amortization period when fresh start accounting was adopted in April 2002 and concluded that the carrying amount approximated fair value. At December 31, 2002, management determined no major events or circumstances had occurred that would indicate an impairment from the April 2002 assessment.

Capitalized Costs

Direct labour costs incurred to develop or construct new assets or upgrade existing assets is capitalized. Direct and indirect overhead costs, general and administrative costs and interest costs are not capitalized. Direct labour costs of $17.6 million and $16.9 million were capitalized in 2002 and 2001, respectively.

Operating Results

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenue For the year ended December 31, 2002, Call-Net’s consolidated revenue was $800.7 million compared to $928.4 million, a 13.8% decrease. However, the more recent quarter over quarter trend is more representative of the current and expected trend for 2003, which is for very modest revenue growth.

Revenue from Business Customers

Call-Net’s revenue from business customers decreased by 16.6% to $593.5 million in 2002 from $711.9 million in 2001. The total decline in business revenue of $118.4 million was a result of an $89.4 million decline in long distance revenue, a $44.1 million decline in data revenue and a $15.1 million increase in local service revenue.

In the business segment, the reduction in Call-Net’s average revenue per long distance minute [“ARPM”] by 1.30 cents to 5.14 cents or 19.7%, accounted for all of the $89.4 million long distance revenue decline, as the volume of minutes transported for business customers increased by 0.4% to 7.1 billion minutes. Heightened competitive activity in the Canadian market place, resulting from the two dominant ILECs attempting to gain market share in the other ILECs’ geographic market, contributed to the continued erosion in ARPM. Pricing was also the primary factor in the 17.7% lower data revenue. Local service revenue increased 188.8% as Call-Net actively marketed its bundled local offering. The active line count, including 23 lines for each Primary Rate Interface [“PRI”], increased by 22,100 in 2002 to end the year with 38,000 active local lines.

Call-Net intends to mitigate the risk of pricing pressure causing a further erosion in ARPM in 2003 by continuing its efforts to sell a bundled local and long distance offering in 2003 to small and medium size businesses and to focus on selected customer and product opportunities at the higher end of the market. In addition, Call-Net plans on marketing its ability to provide, with Sprint, a ubiquitous North American network to larger companies. Call-Net’s objective is to maintain business revenue at current levels in 2003.

Revenue from Residential Customers

Call-Net’s revenue from residential customers declined by $9.3 million or 4.3% to $207.2 million from $216.5 million in 2001. A decline in long distance and data revenue of $31.5 million and $8.3 million, respectively, was substantially offset by $30.5 million higher local service revenue. The long distance revenue decline was primarily a result of a higher churn rate in stand-alone long distance customers. The stand-alone customer count declined by 90,000 to 280,000 at December 31, 2002. This decline was partially offset by local customers who bundle long distance with their local service. This result is consistent with the Call-Net’s strategy for the residential marketplace of replacing more volatile stand alone long distance customers with a more stable base of local customers, with long distance offered as part of a feature bundle. During 2002, the number of bundled local and long distance customers increased by 67,000. On a net basis, long distance customers declined by 34,000. In 2002, Call-Net’s residential long distance traffic declined by 269 million minutes to 1.03 billion minutes while ARPM (after including the effect of the monthly network service charge implemented in July 2002) improved 0.37 cents to 13.53 cents.

Call-Net intends to mitigate its risk in respect of churn in 2003 by marketing its bundled local service offering out of at least 131 co-locations in Montreal, Ottawa, Toronto, Calgary and Vancouver, as well as in a number of small population centres in Southern Ontario. These co-locations include 4.0 million addressable residential lines. Call-Net’s objective is to increase its residential line count by up to 50,000 in 2003.

Residential data revenue declined by $8.3 million to $19.7 million from $28.0 million in 2001. This drop was primarily the result of a decrease of 19,300 dial-up internet customers, lost primarily to high-speed cable or ADSL offerings. Call-Net expects its revenue from internet customers will continue to decline, although at a somewhat slower rate than in 2002, until it has an ADSL high-speed offering available. However, currently, Call-Net does not have any plans that would allow it to offer ADSL to its residential customers.

Local service revenue increased by $30.5 million to $48.7 million from $18.2 million in 2001. Call-Net ended the year with 133,200 active residential lines compared to 54,100 active lines at the end of 2001. As noted above, Call-Net expects to add a further 50,000 lines by the end of 2003 by offering competitively priced bundles in most major urban centres in Canada. Call-Net will market its bundled service, combining local, long distance and Internet services, using a unified campaign in newspapers and direct mail, as well as telemarketing. Recent CRTC decisions restricting the ILECs’ ability to win-back residential customers are expected to assist Call-Net by lowering the number of customers that churn back to the incumbents. Call-Net has also made an application to the CRTC to require the ILECs to unbundle their retail ADSL offering from local retail. If the CRTC accepts this application, Call-Net’s ability to acquire and retain customers should improve.

Call-Net’s objective is to grow its residential revenue by more than 10% in 2003.

Carrier Charges and Gross Profit

Carrier costs decreased from $508.9 million in 2001 to $452.5 million in 2002. Gross profit as a percentage of revenue declined from 45.2% to 43.5% in 2002. The 1.7% decline in the gross profit was the result of a number of netting factors including:

•	a significant reduction in both the ARPM paid for voice and the revenue received for data transmission by business customers;

•	$9.5 million in fees paid in 2002 to the ILECs in respect of the acquisition of 143,615 local residential and business local lines compared to $4.7 million in 2001;

•	the change in revenue mix from higher gross margin long distance revenue to lower gross margin local services business;

•	the estimated $24.7 million of carrier cost relief as a result of the May 30 price cap and follow-up decisions; and

•	other carrier cost reduction negotiated with non-regulated domestic, U.S. and International carriers.

In the fourth quarter, Call-Net’s gross profit improved 6.3% to 48.9% from 42.6% in the third quarter of 2002. This improvement was primarily the result of the enactment of retroactive interim pricing back to May 30, 2002 on certain DNA services that Call-Net buys from the ILECs. Call-Net accrued a $10.0 million refund in the fourth quarter in respect of this CRTC decision, of which approximately $5.7 million related to the period prior to the fourth quarter. Excluding this $5.7 million prior period amount, Call-Net’s carrier charges for the fourth quarter would have been $109.1 million resulting in a 46.1% gross profit, that is more representative of Call-Net’s on-going gross margin. The $10.0 million refund recorded in the fourth quarter is a conservative estimate of the amounts to be refunded by the ILEC’s. The uncertainty surrounding the refund amount arises due to the complexities and interpretations required in determining what is covered by the DNA decision and the calculations involved. We expect the amounts will be finalized within the first half of 2003. In 2003, Call-Net expects its gross profit will continue to be under some pricing pressure as a result of competitive activity, as well as its continued transition towards a bundled local, long distance and data services offering. Call-Net’s objective is to maintain an average gross profit of between 44% and 46% in 2003.

Operating Costs

Operating costs increased from $284.7 million or 30.7% of revenue in 2001 to $300.4 million or 37.5% of revenue in 2002. The 2.5% Sprint royalty on revenue, initiated on January 1, 2002, accounted for $14.6 million of the increase. Higher advertising, marketing and provisioning expenses and other costs associated with the local services growth initiative incurred in the first six months of the year also contributed to the increase. Bad debt expense also increased by $16.5 million in 2002 compared to 2001 due to the financial difficulties of several carrier customers, as well as higher bad debts related to Call-Net entering the local residential services market. These higher costs were partially offset by lower general and administration charges associated with the head count reduction and cost containment program initiated in the third quarter of 2002.

As a result of the cost reduction program announced on June 27, 2002, operating costs declined from $89.2 million in the second quarter to $68.4 million in the fourth quarter. This $20.8 million decline related primarily to $9.9 million lower employee costs, $7.5 million lower marketing and advertising costs and $5.0 million lower bad debt expense. Employee and certain other out of pocket expenses are expected to continue to trend somewhat lower in 2003. However, since a substantial headcount reduction is not expected to be replicated in 2003, the amount of any further operating expense improvement will be modest. Similarly, as Call-Net’s bad debt experience returned to more normal historical levels in the fourth quarter, after a sharp increase in the second quarter, a further improvement in bad debt expense is unlikely. Accordingly, Call-Net expects operating costs will average between 33% and 35% of revenue in 2003.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA was $119.8 million in 2002, compared to negative $968.8 million in 2001. However, after adjusting for unusual items, EBITDA in 2002 was $47.8 million compared to $134.8 million in 2001. The $87.0 million decrease was a result of the $71.3 million decrease in gross profit and the increase of $15.7 million in operating expenses as discussed above.

In the fourth quarter, Call-Net’s EBITDA totaled $30.6 million. However, as Call-Net accrued $5.7 million as a refund in respect of prior period DNA costs, an amount of $24.9 million is more representative of Call-Net’s actual fourth quarter EBITDA performance.

Included in unusual items in 2002, as further described in Note 15 to the Consolidated Financial Statements, were:

•	a $93.1 million gain on the repurchase of long-term debt;

•	a $30.5 million special charge for severance, facility and lease termination and a provision for redundant assets; and

•	a $9.4 million gain on the sale of capital assets and rights.

Included in unusual items in 2001, as further described in Note 15 to the Consolidated Financial

Statements, were:

•	a $1,071.1 million write-down of goodwill;

•	a $21.2 million loss on the closure of Call-Net’s wholly-owned subsidiary, ascenda Inc.;

•	a $17.4 million special charge for severance, facility and lease termination and a provision for redundant assets; and

•	a $6.1 million gain on the sale of capital assets.

Depreciation and Amortization

Depreciation and amortization decreased by 23.9% to $162.1 million from $213.1 million in 2001 primarily as a result of the write-off of approximately $1.1 billion of goodwill at the end of the third quarter of 2001.

Depreciation is expected to decline modestly in 2003 as Call-Net intends to limit its capital expenditures to the amount necessary to maintain its current network and infrastructure until the telecom market or regulatory environment improves. Amortization in 2003 is expected to be similar to 2002.

Interest on Long-Term Debt

In 2002, interest on long-term debt decreased by $122.5 million to $104.2 million from $226.7 million in 2001 as a result of the Plan of Arrangement completed on April 10, 2002 that reduced the Call-Net’s debt by over $2 billion. Assuming CDN $1.58 = $1.00 U.S, the interest expense on the U.S. $377.0 million of new 10.625% senior secured debt due December 31, 2008, [“new notes"] issued under the Plan of Arrangement would be approximately $63 million annually. However, in September 2002, Call-Net purchased and cancelled U.S. $77.5 million of the new notes. Consequently, the interest expense for 2003 on the U.S. $299.5 million currently outstanding (converted at CDN $1.58 = $1.00 U.S) is expected to be approximately $50 million.

Interest and Other Income (Expense)

In 2002, Call-Net had $3.7 million of interest and other expense compared to $15.2 million of interest and other income in 2001. Interest income from Call-Net’s short-term investment portfolio declined $13.5 million year over year as the portfolio’s size declined and short-term interest rates fell to approximately 2%. Call-Net sold $229.5 million of its short-term investment portfolio in 2002 to help fund a portion of its investment in fixed assets, to fund the approximate $128 million net cash pay-out under the Plan of Arrangement and to buy back U.S. $77.5 million of the senior secured notes.

Other interest income in 2002 decreased by $5.4 million due to lower interest income on cash held in trust and a gain recorded in 2001 on the termination of cross currency swaps. As in 2002, interest and other income or expense is not expected to be a material amount in 2003.

Income Taxes Benefit (Expense)

In 2002, Call-Net expensed $1.6 million in respect of the federal large corporations tax, all of which related to proposed reassessment of prior years. Call-Net expects it will expense approximately $1.5 million in 2003 in respect of the federal large corporations tax.

In 2002, Call-Net did not tax benefit its operating losses because of the lack of certainty such losses could be used in the future. At December 31, 2002 Call-Net had approximately $860 million in losses available for Canadian income tax purposes to reduce future years’ taxable income.

Foreign Exchange

In 2002, with the adoption of new Canadian accounting standard, CICA 1650 Foreign Currency Translation, the deferral and amortization of foreign exchange gains and losses on long-term debt is no longer permitted. Any gain or loss on Call-Net’s U.S. denominated debt outstanding is immediately credited to or charged against income.

In 2002, Call-Net had a foreign exchange gain of $2.3 million compared to a loss of $139.2 million in 2001. The magnitude of the loss in 2001 was a result of Call-Net having a much larger amount of unhedged U.S. denominated debt outstanding in 2001. Currently, with $473.1 million of unhedged U.S. dollar denominated debt, Call-Net continues to be exposed to currency movements. However, management believes this risk is acceptable and has no plans to hedge the risk.

Net Income (Loss)

Call-Net’s net loss for 2002 was $149.5 million compared to $1.52 billion in 2001. The primary reasons for the $1.37 billion lower loss in 2002 were unusual items. In 2002, Call-Net recognized unusual gains of $72.0 million compared to incurring unusual losses of $1.10 billion last year. These unusual items are outlined in note 15 to the Consolidated Financial Statements. Other favourable factors included:

•	a $2.3 million foreign exchange gain in 2002 compared to a $139.2 million loss last year;

•	$50.3 million lower amortization expense, as a result of the goodwill writedown in 2001; and

•	$122.5 million lower interest expense resulting from the Plan of Arrangement’s $2.0 billion reduction in debt.

These favourable factors were partially offset by:

•	an $87.0 million decrease in EBITDA before unusual items; and

•	an $18.9 million unfavourable variance in interest and other income (expense).

Year ended December 31, 2001 compared to year ended December 31, 2000

Revenue

For the year ended December 31, 2001, Call-Net’s consolidated revenue was $928.4 million compared to $1.25 billion in 2000, a 25.7% decrease.

Revenue from Business Customers

Call-Net’s revenue from business customers decreased by 23.9% to $711.9 million in 2001 from $934.9 million in 2000. The total decline in business revenue of $223.0 million was a result of a $223.8 million decline in long distance revenue, a $2.9 million decline in data revenue and a $3.7 million increase in local service revenue.

Lower long distance minute volume accounted for $75.0 million of the reduction, while a reduction in the average revenue per long distance minute (price) accounted for $148.8 million. Approximately $95 million of the price reduction was related to a number of long-standing settlement agreements with other carriers that were revised to market rates in the first and second quarter of 2001. Revenue recognized under these contracts declined by 56.0% compared to 2000 because of the significant decline in market pricing. Excluding these contracts, the average revenue per minute declined by approximately 19.9% from 2000 to 2001. Lower long distance volume, caused by management’s initiative to tighten credit and gross margin requirements, as well as a number of customers who were lost due to bankruptcy or insolvency also contributed to the drop in revenue.

Revenue from Residential Customers

Call-Net’s revenue from residential customers declined by $98.8 million or 31.3% to $216.5 million from $315.3 million in 2000. A decline in long distance revenue of $89.0 million accounted for most of the decrease. Of the total decrease in long distance revenue, $83.8 million was due to a decrease in volume as a result of customer churn. Call-Net’s decision to cancel the unprofitable fixed price unlimited long distance program resulted in a planned, but significant, reduction in its residential customer base. Long distance customers count declined by 182,000 during 2001. During the fourth quarter the customer count declined by 42,000.

Residential data revenue dropped by $12.9 million to $28.0 million from $40.9 million in 2000. This drop was primarily the result of a decrease of 38,000 dial-up internet customers, lost primarily to high-speed cable or ADSL offerings.

Local service revenue increased by $3.1 million to $18.2 million from $15.1 million in 2001. Call-Net ended the year with 53,600 local customers compared to 25,900 at the end of 2000.

Carrier Charges and Gross Profit

Carrier costs decreased from $844.6 million in 2000 to $508.9 million in 2001. The gross profit as a percentage of revenue improved from 32.4% to 45.2% in 2001. The improvement in gross profit as a percentage of revenue was primarily due to three factors:

•	a $72 million reduction in the amount Call-Net paid on long distance revenue to support local telephone services under the contribution regime established by the CRTC as a result of a change in the taxing mechanism at January 1, 2001;

•	a reduction in the standard rates used to price minutes swapped with other carriers under certain settlement agreements, mirroring an identical drop in business revenue; and

•	ongoing efforts to reduce carrier costs by renegotiating agreements with other carriers and migrating off of leased facilities to our own lines.

Operating Costs

Operating costs declined by $90.8 million to $284.7 million from $375.5 million in 2000, a 24.2% decrease. Operating costs for 2001 represented 30.7% of consolidated revenue compared to 30.0% in 2000. Lower advertising, marketing and volume-related customer support costs, reduced administrative costs and improved bad debt experience all contributed to this significant decline in operating costs. The 15% or 300 employee workforce reduction announced and substantially completed on May 8, 2001 also contributed to lowering operating costs in 2001 compared to 2000.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA was negative $968.8 million in 2001, compared to negative $97.2 million in 2000. However, before unusual items, EBITDA in 2001 was $134.8 million, a $104.7 million improvement over the $30.1 million in 2000. The improvement in EBITDA before unusual items came from a number of sources, the largest of which was the change in the CRTC’s contribution regime on January 1, 2001. The change lowered Call-Net’s carrier charges by an estimated $72 million. However, Call-Net believes this change also contributed an indeterminable portion of the decline in long distance pricing. Consequently, Call-Net cannot accurately quantify the net benefit of the change in contribution rates and believes it is reasonably likely that other carrier cost reductions and the overall expenditure reduction program contributed at least an equal amount to the significant EBITDA improvement.

Depreciation and Amortization

Depreciation and amortization declined to $213.1 million from $230.7 million in 2000 primarily as a result of the write-off of goodwill at the end of the third quarter. Depreciation of $135.9 million in 2001 was in line with the $136.5 million expensed in 2000.

Interest on Long-Term Debt

In 2001, interest on long-term debt increased by $20.6 million to $226.7 million from $206.1 million in 2000. This increase was primarily the result of the accretion of interest expense on the Senior Discount Notes. Interest on long-term debt expense for 2001 included $95.9 million of cash interest paid during the year. Non-cash interest of $130.8 million related to interest accreted on the principal balance of the Senior Discount Notes.

Interest and Other Income (Expense)

Call-Net’s interest and other income decreased from income of $34.2 million in 2000 to $15.2 million in 2001. This change was the result primarily of a lower level of short-term investments. Lower interest rates also contributed to the decline.

Income Tax Benefit

Call-Net’s income tax benefit declined from $50.3 million in 2000 to $7.9 million in 2001. In 2000, the income tax benefit included $35.9 million of income tax benefit related to the sale of non-revenue producing fibre optic cable assets and a $9.0 million change in the value of the future tax liability due to federal income tax rate changes. In 2001, income tax benefit includes $4.0 million for a change in the value of the future tax liability due to provincial income tax rate changes.

The income tax benefit was partially offset by an expense for the federal large corporations tax of $2.9 million in 2001 and of $2.2 million in 2000.

In 2001, Call-Net did not tax benefit its operating losses because of the lack of certainty such losses could be used in the future. At December 31, 2001 Call-Net had approximately $1.1 billion in losses available for Canadian income tax purposes to reduce future years’ taxable income. Call-Net also had approximately $1.0 billion of capital losses available.

Foreign Exchange

In 2001, Call-Net had a foreign exchange loss of $139.2 million compared to a loss of $51.7 million in 2000. The increase in the $87.5 million loss was a result primarily of the larger depreciation in the Canadian dollar in 2001 compared to 2000. The foreign exchange loss was primarily in respect of Call-Net’s U.S. dollar denominated long-term debt.

Net Income (Loss)

Call-Net’s net loss for 2001 was $1.525 billion compared to $501.2 million in 2000, a $1.024 billion increase from the prior year. The year over year increase in the net loss was primarily the result of a $976.3 million increase in expenses associated with unusual items (see Note 15 to the Consolidated Financial Statements). The $104.7 million improvement in EBITDA before unusual items and $17.6 million decrease in depreciation and amortization expense were more than offset by:

•	the $20.6 million increase in interest expense on long-term debt;

•	the $19.0 million decrease in interest and other income;

•	the $87.5 million increase in the foreign exchange loss; and

•	the $42.4 million decrease in income taxes benefit.

Liquidity and Capital Resources

At December 31, 2002, Call-Net’s current assets were $218.7 million and its current liabilities were $159.4 million. During 2002, net working capital decreased to $59.3 million compared to $316.6 million at December 31, 2001. Cash, cash equivalents and short-term investments at December 31, 2002 totaled $125.0 million compared to $335.9 million at December 31, 2001. At December 31, 2002, $123.9 million of these funds were invested in liquid Canadian dollar denominated securities maturing in no more than one year and having one of the two highest ratings obtainable from either the Standard and Poor’s Rating Group or the Moody’s Investors Service, Inc.

This $125.0 million of liquid assets comprise substantially all of Call-Net’s liquidity and a significant portion of its capital resources. As Call-Net currently expects to be cash flow self-sufficient in 2003, Call-Net believes its current liquid assets and projected future cash flow from operations are sufficient to finance its current business plan.

With the exception of cash collateralized letters of credit of approximately $0.2 million, Call-Net had no operational bank lines at December 31, 2002.

At year-end, Call-Net had $473.1 million of long-term debt outstanding compared to shareholders’ equity of $248.6 million. Call-Net’s long-term debt to total capitalization ratio was 0.66.

Call-Net is not required to repay any of its 10 5/8% Senior Secured Notes until December 31, 2008. The senior secured notes do not contain any covenants requiring the maintenance of certain financial ratios often contained in debt indentures, the failure of which would accelerate the maturity date on the debt. To the best of its knowledge, Call-Net is currently in compliance with the covenants of its senior secured notes.

Call-Net’s current business plan is not dependent on it raising any external financing in the foreseeable future.

Cash Flow from Operating Activities

In 2002, Call-Net’s operating activities before changes in non-cash working capital used $45.9 million of cash compared to providing $35.9 million of cash in its operating activities before changes in non-cash working capital in 2001. This $81.8 million deterioration related primarily to the factors affecting operating profitability outlined under the EBITDA heading above. Lower EBITDA was partially offset by lower cash interest payments in 2002 compared to 2001 because of the reduction in debt associated with the recapitalization.

After a $52.0 million increase in non-cash working capital, operating activities provided $6.1 million of cash in 2002, compared to using $27.2 million in 2001. The decrease in non-cash working capital related primarily to the release of $53.9 million of cash held in two trust accounts. This source of cash was partially offset by a $53.0 million decline in accounts payable compared to a $44.4 million decline in accounts receivable. Lower sales and an improved days sales outstanding ratio accounted for the lower accounts receivable while lower carrier costs and lower interest payable accounted for the decline in accounts payable.

In 2003, cash flow from operations is expected to be sufficient to fund Call-Net’s investment activities. However, the net change in non-cash working capital is not expected to be either a significant source or use of cash.

Cash Flow from Investing Activities

Call-Net’s investment activities in 2002 provided $154.2 million in 2002 compared to using $262.9 million in 2001. In 2002 Call-Net monetized $229.5 million of short-term investments to fund the approximate $128 million net cash payment under the Plan of Arrangement, $78.4 million for capital expenditures related mainly to its local residential initiative, and $29.7 million to buy back U.S. $77.5 million of notes.

In 2002, Call-Net invested $78.4 million in capital asset additions. The largest investments related to the expansion of its local footprint by adding 34 co-locations and adding ADSL service to 50 co-locations. The investment program was weighted to the beginning of the year. In the fourth quarter Call-Net invested only $9.4 million in capital assets. Call-Net intends to maintain this conservative level of investments until such time as regulatory and/or industry conditions improve.

Call-Net’s capital spending for 2003 are expected to be in the range of $40 million. This investment program will be targeted towards maintaining current operations, growing existing product platforms as well as cost savings and service improvement initiatives.

Cash Flow from Financing Activities

Because of fresh start accounting, Call-Net’s largest financial activity, the Plan of Arrangement, is not reflected in the Consolidated Statements of Cash Flows. These activities, however, are discussed above under the heading Plan of Arrangement.

In 2002, Call-Net’s financing activities used $29.9 million of cash of which $29.7 million related to the repurchase of U.S.$77.5 million of long-term debt in September 2002.

Call-Net will continue to evaluate on an ongoing basis the most effective use of its capital and may make market purchases of senior secured notes in the future depending upon market opportunities, capital requirements and its liquidity needs.

Commitments and Guarantees

Call-Net leases office space under operating leases that expire through 2013. Call-Net also has agreements with certain telephone companies that guarantee the long-term supply of network facilities at discounts to full rates and agreements relating to the operation and maintenance of the network. In addition, Call-Net enters into agreements with suppliers to provide services and products that include minimum spend commitments.

The future minimum payments under these agreements and under long-term liability agreements in aggregate and for each of the next five years and thereafter are as follows:

	Payments Due by Period

		Within			After
Contractual Obligations	Total	1 year	2-3 years	4-5 years	5 years

Long-term debt(1)	774.9	50.3	100.6	100.6	523.4
Right of way liability(1)	77.5	5.1	10.2	10.0	52.2
Office space leases	70.5	15.1	28.5	18.4	8.5
Network facilities	81.5	23.9	30.6	5.0	22.0
Other services & products	55.9	17.2	28.5	10.2	—

(1)	Payments due by period include interest and principal payments under the respective agreements. Further information regarding the Company’s long-term liability obligations can be found in Note 8 of the December 31, 2002 Audited Consolidated Financial Statements.

On April 10, 2002, Call-Net and Sprint executed an agreement [the “Sprint Agreement"] that was contingent upon the approval and completion of the Plan of Arrangement. The term of the Sprint Agreement is for a period of 10 years commencing April 1, 2002. The Sprint Agreement includes a provision that Sprint or its affiliates will provide Call-Net such products and services as it requests from time to time. In addition, Call-Net continues to have exclusive use of the Sprint trademark in Canada for all Sprint wireline services. Call-Net and Sprint have agreed to treat each other with “preferred partner” status. In connection with the granting of the technology license and the trademark license, Call-Net will pay a 2.5% royalty to Sprint on substantially all revenue for the first five years and 2.0% for the remaining five years.

Periodically in the normal course of conducting its business, Call-Net enters into various dispositions of its excess fibre, land interests, switch equipment and other related assets. The terms of these agreements generally include representations and warranties concerning the assets being sold. As well, indemnities for breach of these representations and warranties may be provided to the purchaser, usually limited to the value of the particular transaction.

A review of the major dispositions of Call-Net and its predecessors has been conducted to establish a summary of the outstanding indemnities. Terms of agreements generally provide for a limitation of losses and to the best of its knowledge Call-Net considers the exposure under the indemnities it has provided are unlikely to result in claims representing a material amount with the exception of the agreement described below.

In 1998, a predecessor to Call-Net received a right to use fibre from Metromedia Fibre Networks [“MFN”]. In August 2000, some of the fibre provided by MFN was transferred to a third party. MFN, which filed for Chapter 11 in May 2001, has asserted that it intends to reject Call-Net’s right to such fibre under the protection of bankruptcy legislation. Should MFN prevail in its position, Call-Net will work to provide the third party another fibre solution, or it may be required to indemnify it.

Occasionally, in the normal course of business Call-Net provides guarantees of third party performance in respect of customer lease arrangements. The current total of these obligations is approximately $1 million.

Future Outlook

In 2003, Call-Net intends to continue to conservatively invest in its “on-net” strategy. This investment may from quarter to quarter require both higher operating expense, as well as capital expenditures compared to the fourth quarter of 2002. The higher operating expenses will be focused on acquiring and retaining new customers — customers that are both “on-net” and “on strategy”. The planned capital expenditures of approximately $40 million will be focused on supporting growth on our existing product platforms, in lowering our cost structure and in enhancing our ability to provision and service our customer base. Call-Net may, depending on cash flow, also consider modestly expanding its co-location footprint, most likely around the urban centres in which it has already established local service. In aggregate, however, Call-Net currently expects the capital expenditure program will be financed primarily out of cash flow, though expenditures could accelerate in the right market conditions. In addition, modest investments in IP services and value added contact centre solutions will continue to support the focussed strategy for enterprise customers.

In the business segment, Call-Net will invest in expanding its presence in the small and medium-sized general business markets by offering a bundled offering of local, long distance and data that leverages the on-net colocations. With the recent failure of many startup CLECs, Call-Net views these as under-serviced markets with significant opportunity for its bundled offerings. Call-Net also intends to continue its focus on specific market segments within the medium and large enterprise customers. In particular Call-Net is positioned to leverage the long-term relationship with Sprint to grow marketshare with North American based Multinational Corporations (MNCs) who are looking for consistency in service offerings, technology evolution, and account management. Contact centres are another area of focus where Call-Net has developed significant momentum and expertise including value-added managed services through the ownership stake in Time iCR. Finally, Call-Net is deploying IP solutions based on Sprint technology that will bring disruptive new technology options to domestic Canadian data customers to move them from legacy data network into the world of IP networking.

In the residential segment, Call-Net will continue to advertise its local service to consumers in its core urban centres. Call-Net also intends to partner with other companies to enhance the economics of acquiring and retaining local and long distance customers. Its goal is to acquire over 50,000 new local bundled residential customers this year, in Canada’s largest urban markets. Call-Net’s key to success in the residential market relates to its ability to economically acquire and retain bundled local customers. In 2003, Call-Net intends to introduce targeted price increases, promotion to existing and prospective customers, as well as new simplified invoice statement also delivering one to one marketing messages, and secure even more sales and service activities through our enhanced IVR and WEB Platforms.

In 2002, Call-Net worked with the CRTC to ensure a fairer regulatory framework. These efforts were rewarded, in December 2002, when the CRTC approved Call-Net’s application for interim pricing on certain DNA costs resulting in the Company booking the $10 million reduction in carrier costs in the fourth quarter. As well, in December 2002, based on several applications filed by Call-Net and other competitors, the CRTC issued a series of decisions that are directed at enforcing competitive safeguards in the market in relation to the ILECs market behavior. These decisions limit the ability of the ILECs to target competitors’ local customers for winback, strengthen the rules regulating the manner in which the ILECs can bundle tariffed services with untariffed services and constrain the ability of the ILECs to use unregulated affiliates, such as Bell Nexxia and Bell West, to avoid competitive safeguards. Further, in January 2003, the CRTC suspended all new ILEC promotions that are, among other things, targeted at or could have the effect of winning back customers of competitors like Call-Net in the local service market. These decisions, which demonstrate a greater CRTC commitment to promoting competition, should help Call-Net in retaining new business and residential customers as well as growing its customer base in 2003.

Call-Net remains committed to offering Canadians a competitive choice when it comes to telephone service — and while the decisions above are helpful, the success of the Company’s program continues to be gated by the regulatory environment. Accordingly in 2003, Call-Net will continue, as it did in 2002, to aggressively pursue changes to the regulatory regime necessary in order to ensure that Call-Net can compete fairly and efficiently against the ILECs. These efforts include an application filed by Call-Net to unbundle the ILECs retail ADSL from their retail local services and an on-going proceedings to set the terms and conditions for resale of the ILECs’ ADSL services. In addition, Call-Net is engaged in a number of follow-up proceedings resulting from the price cap decision to expand the categories of carrier services that are subject to the cost plus 15% price regime, including three additional components of DNA. If successful, Call-Net’s revenue growth should be further augmented while its cost structure is lowered.

In conclusion, Call-Net intends to fund its 2003 investment in its revenue growth initiatives out of internal cash flow. Consequently, neither revenue nor operating profits are expected to grow dramatically from current levels. However, the corollary is that Call-Net will maintain its cash resources to have them available for the opportunities today’s unstable environment is likely to provide.

ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

     The name, municipality of residence, position with the Company and principal occupation for the last five years of each of the current directors of the Company are as follows:

Name and Municipality of	Principal Occupation, Business or Employment and	Director
Residence	Name and Principal Business of Employer	Since

WILLIAM W. LINTON Etobicoke, Ontario	President and Chief Executive Officer Call-Net Enterprises Inc. (telecommunications) • previously President and Chief Executive Officer, Prior Data Sciences, Inc. (1999-2000); Executive VP and CFO, SHL Systemhouse Inc. (1994-1999)	2000

S. DENNIS BELCHER(1) Oakville, Ontario	Corporate Director, Foamex International Inc.; Richtree Inc.; Vialet Holdings (Bermuda) Ltd. (financial services) • previously Executive Vice President, The Bank of Nova Scotia	2002

BARRY R. CAMPBELL(2) Toronto, Ontario	President, Barry R. Campbell Strategies Inc. (public affairs and strategic communications); Senior Counsellor, APCO Worldwide (Canada)	2002

ROBERT M. FRANKLIN(2)(3) Willowdale, Ontario	Chairman and Corporate Director Placer Dome Inc. (mining)	2002

ROBERT T.E. GILLESPIE(2) Mississauga, Ontario	Chairman and Chief Executive Officer General Electric Canada Inc. (manufacturing, technology)	1999

ARTHUR B. KRAUSE(1)(4) Leawood, Kansas, U.S.A.	Corporate Director • previously Executive Vice President, Chief Financial Officer Sprint Communications Company L.P. (telecommunications)	1999

WENDY A. LEANEY(1)(3) Toronto, Ontario	President, Wyoming Associates Ltd. (investment and consulting) • previously Managing Director of the Communications Group for TD Securities Inc.; Corporate Director of Corus Entertainment Inc. and Canadian Western Bank	2002

LESLIE H. MEREDITH(3)(4) Kansas City, Missouri, U.S.A.	Vice President, Mergers & Acquisitions & Risk Management Sprint Communications Company L.P. (telecommunications)	2002

DAVID A. RATTEE(1) Toronto, Ontario	Chairman, President and Chief Executive Officer, CIGL Holdings Ltd.; President and Chief Executive Officer, MICC Investments Limited (investment)	2002

LAWRENCE G. TAPP London, Ontario	Chairman, Call-Net Enterprises Inc., Dean, Richard Ivey School of Business University of Western Ontario (business education)	1996

JOSEPH H. WRIGHT(2)(3) Toronto, Ontario	Corporate Director, Loblaw Companies Limited, President’s Choice Bank; Chairman & Trustee, O&Y REIT; Chairman & Director, Hip Interactive Inc. (investment)	2002
	• previously President and Chief Executive Officer Swiss Bank (Canada); Managing Partner Crosbie & Company Inc.

(1)	Denotes member of the Audit Committee of the Board of Directors.
(2)	Denotes member of the Corporate Governance and Nominating Committee of the Board of Directors.
(3)	Denotes member of the Compensation and Human Resources Committee of the Board of Directors.
(4)	Denotes directors elected by Sprint as the holder of a Preferred Share.

Senior Management

The following are brief biographies of the senior management of Call-Net and its major subsidiaries:

William Linton, President and Chief Executive Officer, Call-Net Enterprises Inc. Mr. Linton joined the Company in October 2000 and is responsible for overseeing corporate strategy and increasing shareholder value. The senior management team reports directly to Mr. Linton. Mr. Linton has over 20 years experience in the technology and telecommunications industries, having previously held executive positions at Prior Data Sciences, Inc., SHL Systemhouse Inc. and Rogers Communications Inc. Mr. Linton is a graduate of St. Mary’s University with a Bachelor of Commerce degree and is a member of the Canadian Institute of Chartered Accountants. In addition to serving on the Board of Directors of Call-Net, Mr. Linton is a director of Vergene Capital Corp., and a member of the Board of Governors of the Information Technology Association of Canada (ITAC).

Duncan McEwan, President and Chief Operating Officer, Sprint Canada Inc. Mr. McEwan is responsible for overseeing all of the sales and operating activities for Sprint Canada. Mr. McEwan has an extensive background in the communications and broadcasting industry. Prior to joining Call-Net, Mr. McEwan was chief executive officer of NorthPoint Canada (a former joint venture of Call-Net and NorthPoint (US)). Before joining NorthPoint Mr. McEwan held a number of executive positions with Canadian Satellite Communications (Cancom), including president and chief executive officer. Prior to Cancom, Mr. McEwan was president of Diligent Inc. a company he founded in 1991 and led until 1996. Diligent specialized in business development and project management for media and technology companies. Mr. McEwan is a graduate of the University of Toronto. Mr. McEwan serves on the boards of Invesprint Corp., The Royal Conservatory of Music, and Havergal College.

Serge Babin, Senior Vice President and Chief Technology Officer, Sprint Canada Inc. Mr. Babin joined the Company in 1997. He directs the design, engineering and operation of the Company’s voice, data and Internet networks and oversees the Company’s information services and information technology organizations. Previously, Mr. Babin worked for Bell Canada where he held a number of positions with increasing responsibility in such areas as network planning, network engineering, major account sales, real estate and new business development. Mr. Babin is a professional engineer and holds a Masters of Business Administration from Queen’s University.

David Bowden, President, Consumer Services and SOHO, Sprint Canada Inc. Mr. Bowden came to Sprint Canada in November 2001 from Empori.com Inc., a logistics fulfillment company he founded in 1999 as a Division of Oxford Properties. Prior to that, he held a series of increasingly responsible roles in marketing, sales, and operations for Labatt/Interbrew, Canada Post Corporation, Warner Lambert International, and General Motors Corporation. Mr. Bowden

holds an Engineering degree and an International MBA from the University of Toronto. Mr. Bowden has a track record of business success in new markets in the United States, Latin America, and Europe.

Jean Brazeau, Senior Vice President, Regulatory Affairs and Strategic Partnerships, Call-Net Enterprises Inc. Mr. Brazeau joined the Company in 1993 and is responsible for the Company’s regulatory and government relations activities, with a key focus on establishing fair and viable rules for local and toll competition in Canada within the context of the regulatory framework. Mr. Brazeau also oversees the strategic relationship with Sprint. Mr. Brazeau has more than 10 years of experience in regulatory and government affairs in the telecommunications industry with Bell Canada, Cable & Wireless and the Bureau of Competition Policy. Mr. Brazeau has a master degree in economics from the University of Ottawa and completed the Advance Management Program at the Harvard Business School in 1998.

Eric Dobson, President, Carrier Services, Sprint Canada Inc. Mr. Dobson joined Sprint Canada in January 1997 and was appointed President, Carrier Services in December 2000. In this role, Mr. Dobson is responsible for the Canadian, United States and International wholesale divisions, which have been combined to form the Carrier Services group. The primary function of this business unit is to utilize the Company’s network assets to generate positive cash flow by providing services to other telecommunications providers. Mr. Dobson also has responsibility for Sprint Canada’s Carrier Relations department. This group is responsible for negotiating purchasing agreements with other carriers to provide off-net telecommunications services. The mandate of this department is to minimize the cost of these services while maintaining service quality. Prior to joining Sprint Canada, Mr. Dobson was with Cabletron Systems and Bell Canada in various sales and marketing roles and has ten years of experience in the telecom and high-tech sectors.

Jim Laramie, Vice President, Finance, Sprint Canada Inc. Mr. Laramie joined Sprint Canada in 2001. He is responsible for managing the company’s financial and management reporting, budgeting and planning, liaising with auditors, and plays a lead role in the operational management of the company. From 1999 to 2001, Mr. Laramie was executive vice-president and chief financial officer of Primus Telecommunications Canada Inc., where he played a lead role in establishing Primus in the Canadian market. Mr. Laramie has over 20 years financial management experience in the telecommunications and technology industries having previously held senior financial management positions at SHL Systemhouse and Rogers Cablesytems.

Greg McCamus, President, Enterprise Communications Solutions, Sprint Canada Inc. Mr. McCamus brings over 18 years of experience in the competitive telecommunications business in both the United States and Canada. He joined Sprint Canada from NorthPoint Canada where he was senior vice president of sales and marketing. Prior to North Point Mr. McCamus was at AT&T Canada where he was the senior vice president, carrier services, wholesale, and new ventures. In a career spanning 10 years with AT&T Canada, Mr. McCamus held a number of other progressively more senior positions including senior vice president, business services sales and vice president, customer service. Mr. McCamus holds a Masters in Business Administration (Marketing) from York University and a Bachelor of Arts (Honours) from the University of

Western Ontario. He is a director of The Learning Partnership.

George Malysheff, Senior Vice President, Chief Legal Counsel and Corporate Secretary, Call-Net Enterprises Inc. Mr. Malysheff joined the Company in October 2000 and is responsible for legal issues relating to implementation of strategic initiatives, financing matters, securities law compliance and board of director matters, as well as managing the Company’s internal and external legal counsel. Prior to joining the Company, Mr. Malysheff served as counsel for a number of prestigious companies including Royal Bank Financial Group, Telus Corporation and Norcen Energy Resources Limited. Mr. Malysheff began his career as an engineer, moving on to law and graduating from the University of Ottawa.

Victoria Walker, Vice President, Human Resources, Call-Net Enterprises Inc. Ms. Walker is responsible for human resources. Since joining Call-Net in 1997, she has held positions of increasing responsibility. Ms Walker has an extensive background in the manufacturing, retail, professional services and healthcare industries. She has a degree in Psychology from Brock University, a C.H.R.P. (Canadian Human Resources Professional) designation and a post-graduate diploma in Human Resources Management from University of Toronto.

B.	Compensation

Summary Compensation Table

The following table sets forth compensation earned during the last three financial years by the current Chief Executive Officer, the Corporation’s four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of 2002, and anyone else who, were it not for the fact that they were not serving in their role as an executive officer at the end of 2002, would have been one of the Corporation’s four (4) most highly compensated executives [the “Named Executives"].

		Annual Compensation			Long Term Compensation

					Securities Under
					Options/ Stock
				Other Annual	Appreciation	Restricted Stock	All Other
		Salary	Bonus(1)	Compensation(2)	Rights Granted(3)	Stock Units(4)	Compensation(5)
Name and Principal Position	Year	($)	($)	($)	(#)	($)	($)

WILLIAM LINTON	2002	450,000	241,650	—	141,000	1,962,000	18,000
President and Chief Executive	2001	450,000	450,000	—	—	—	18,000
Officer	2000	112,500	112,500	—	750,000	—	4,500

DUNCAN MCEWAN	2002	375,000	151,031	—	71,000	1,197,000	13,200
President and Chief Operating Officer	2001	337,500	359,419	401,731	500,000	—	13,500
Sprint Canada Inc.(6)	2000	N/A	N/A	N/A	N/A	—	N/A

GREG MCCAMUS	2002	325,000	139,669	412,500	45,000	216,000	13,200
President, Enterprise	2001	300,000	295,384	413,654	350,000	—	13,500
Communications Solutions	2000	N/A	N/A	N/A	N/A	—	N/A
Sprint Canada Inc.(7)

RANDALL BENSON	2002	375,000	201,375	350,000	71,000	1,197,000	12,000
Senior Vice President and	2001	372,917	525,000	—	500,000	—	12,000
Chief Financial Officer(8)	2000	275,961	288,750	—	150,000	—	9,500

JEAN BRAZEAU	2002	275,000	73,838	250,000	24,000	216,000	13,200
Senior Vice President	2001	235,000	249,335	—	50,000	—	13,200
Regulatory Affairs and Strategic Partnerships(9)	2000	220,000	112,750	30,000	50,000	—	13,200

Notes:
(1)	Bonuses shown above were earned in the relevant year but were paid in the following year.
(2)	Other annual compensation includes items such as project bonuses and sales commissions, unless otherwise noted.
(3)	No stock appreciation rights have been granted to any of the individuals listed in the chart. Options granted prior to 2002 are unexercised and have been cancelled.
(4)	The Company’s Restricted Stock Unit Plan is described below in the “Executive Compensation” section. Amounts shown for 2002 represent the value of all restricted stock units granted on April 10, 2002, whether vested or unvested. The value is based on a stock unit price of $9.00, which was the closing price of Call-Net’s Shares (FON) on that day. Aggregate holdings of Units granted under this Plan were valued as at December 31, 2002. Their value is based on a Share price of $0.924, which was the average closing price of Call-Net’s Shares (FON) for the 5 trading days ending December 31, 2002. The number of units were granted as follows: Mr. Linton 218,000 Units, Mr. McEwan 133,000 Units, Mr. McCamus 24,000 Units, Mr. Benson 133,000 Units, Mr. Brazeau 24,000 Units. Based upon this Share price the value of the units as at December 31, 2002 was: Mr. Linton $201,432, Mr. McEwan $122,892, Mr. McCamus $22,176, Mr. Benson $61,446, Mr. Brazeau $22,176.
(5)	Represents certain operating allowances.
(6)	Mr. McEwan assumed the title of President and Chief Operating Officer on June 25, 2001. Prior to that, he was President and Chief Executive Officer of NorthPoint Canada Enterprises Inc., which became a wholly-owned subsidiary of the Corporation on January 10, 2001. Mr. McEwan’s compensation as an officer of NorthPoint Canada Enterprises Inc. prior to January 10, 2001 has not been reported as it was a stand-alone entity until that date. The payment made to Mr. McEwan under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McEwan and NorthPoint Canada Enterprises Inc.
(7)	Mr. McCamus assumed the title of President, Enterprise Communications Solutions on June 25, 2001. Prior to that, he was Senior Vice-President, New Product Development of Sprint Canada Inc. and prior to that he was Senior Vice President, Sales and Marketing of NorthPoint Canada Enterprises Inc., which became a wholly-owned subsidiary of the Corporation on January 10,2001. Mr. McCamus’s compensation as an officer of NorthPoint Canada Enterprises Inc. prior to January 10, 2001 has not been reported as it was a stand-alone entity until that date. The payments made to Mr. McCamus under the column “Other Annual Compensation”

resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. McCamus and NorthPoint Canada Enterprises Inc. (approximately half of the amount was paid out in 2001 and the other half has paid in 2002).
(8)	Mr. Benson ceased to be Senior Vice President and Chief Financial Officer on December 31, 2002, and received a retirement allowance of $1,588,170, equal to 24 months salary and a further 66,500 Shares as a result of restricted stock units which vested at his departure. The bonus payment made to Mr. Benson under the column “Other Annual Compensation” resulted from the completion of the debt restructuring.
(9)	The payment made to Mr. Brazeau under the column “Other Annual Compensation” resulted from a negotiated payout pursuant to a change of control provision under the employment agreement between Mr. Brazeau and the Corporation.

Pensions

Call-Net does not sponsor any pension plans for its executive officers.

Executive Compensation

The Corporation’s executive compensation policies are designed to recognize and reward individual performance as well as to provide a competitive level of compensation. The overriding objective of these policies is to provide a total compensation package that will attract and retain the most capable individuals possible.

The Corporation ‘s compensation policies are heavily performance-based and consist of three primary components: base salary, an annual incentive bonus program and a long-term incentive program. Base salaries are set at a level that is considered to be slightly above the median level for other similar executive positions for public companies of similar size. The annual incentive bonus program is designed to provide the executives an opportunity to earn an above-average level of compensation based upon meeting certain performance targets. The target level of annual incentive bonus compensation for most executives is 40% to 100% of base salary. However, the program allows this level to be exceeded for exceptional performance against objectives. Performance targets consist of overall corporate performance metrics that are specific, quantifiable measures of corporate and business unit performance such as revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and cash (measured by taking EBITDA and subtracting capital expenditures and other factors). In addition to the corporate and business unit targets, awards under the incentive bonus program can also be earned for contribution towards the completion of certain key corporate projects such as acquisitions, dispositions and financings.

A significant component of the executive compensation program is the long-term incentive program which awards stock options. Stock options are designed to align executive compensation directly with the interests of the Corporation’s shareholders and to provide long-term additional compensation directly proportional to improvement on the Corporation’s stock price. Options are granted at the market value of the shares on the day prior to the day on which such options are granted. All awards for executives are subject to vesting over periods of three years. Optionholders have ninety (90) days from cessation of employment by the Corporation to exercise any options that have vested as of their last day of employment.

The Corporation’s Restricted Stock Unit Plan [the “Plan"] is an incentive plan designed to promote the long term success of the Corporation by providing for the payment of bonuses to key executives in the form of Shares. The Plan is designed to encourage plan participants to acquire a proprietary interest in the Corporation through the ownership of Shares, to provide them with an incentive to further growth and development of the Corporation and to encourage them to remain in the employment of the Corporation. The Board or a committee thereof, administers the Plan. Restricted stock unit grants [“RSUs"] will be settled by the delivery of Shares to the participant or, at the participant’s option, the delivery of the cash equivalent market value of the Shares based on the five trading day average of the closing price of the Shares on the TSE. If Shares are to be delivered, the Corporation shall have the option to deliver Shares issued from treasury or Shares purchased on the TSE by an independent administrator.

The Plan provides that the maximum number of Shares deliverable to participants shall be 678,000 Shares. The maximum term for any RSU is three years.

Certain benefits and perquisites are also provided to officers based upon their cost effectiveness and their value in assisting the officers to carry out their duties effectively. The total value of such benefits and perquisites is relatively minimal in comparison to each individual’s total compensation, and is therefore a secondary consideration.

The Chief Executive Officer’s compensation is established separately by the Board and is different from that pertaining to other executive officers. The annual compensation of the current Chief Executive Officer was established by an employment agreement with the Corporation dated September 27, 2000 and amended on May 1, 2002. This compensation package consists of a combination of base salary, cash bonuses, related allowances and benefits, stock option grants and restricted share units. The Board is of the view that this structure aligns the Chief Executive Officer’s personal interests with those of the shareholders.

Compensation of Directors

During the financial year ended December 31, 2002, all directors of the Corporation were paid an annual fee of $25,000 per year, except the Chair who was paid an annual fee of $50,000 per year, and an attendance fee of $1,500 per meeting. Chairs of committees of the Board were paid an annual fee of $10,000. Attendance fees of $1,500 were paid to each member of committees of the Board for attending each committee meeting. All fees are payable in cash. These fees are waived for “Corporate Directors” (directors who are also officers of the Corporation). Directors who are also employees of Sprint have their compensation paid directly to the shareholder company and do not receive the fees set out in this paragraph. Directors are also separately reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

C.	Board Practices

Expiration of Current Term of Office

The above-noted individuals were elected or appointed to serve as directors for a term of one year, or until the following Annual General Meeting of the Company. The Company’s Annual Meeting of Shareholders is generally held every year in the month of May or June. The Company has no provision for additional compensation should the term end prior to one year.

Committees of the Board of Directors

The Audit Committee reviews and approves methods of controlling corporate assets and information systems and oversees the financial reporting process in accordance with generally accepted accounting principles. The Audit Committee members are S. Dennis Belcher, Wendy Leaney, David Rattee and Arthur Krause. None of these directors are, or ever have been, an executive officer of Call-Net or any of its subsidiaries.

The Compensation and Human Resources Committee meets periodically to determine the compensation and compensation policies for the executives of the Company. The Compensation and Human Resource Committee members are Robert Franklin, Wendy Leaney, Joseph Wright and Leslie Meredith. None of these directors are, or ever have been, an executive officer of Call-Net or any of its subsidiaries.

The Corporate Governance and Nominating Committee meets periodically to determine the corporate governance policies of the Company and to propose and consider nominees to the Board of Directors of the Company. The Corporate Governance and Nominating Committee members are Barry Campbell, Robert Franklin, Robert Gillespie and Joseph Wright. None of these directors are, or ever have been, an executive officer of Call-Net or any of its subsidiaries.

D.	Employees

As of December 31, 2002, Call-Net had approximately 1,900 employees, of which approximately 1,100 were sales, marketing and customer support personnel, approximately 640 were technical personnel (IT and network services) and approximately 160 were corporate personnel. Call-Net has employees working in British Columbia, Alberta, Manitoba, Ontario, Quebec, Nova Scotia, New York and Missouri. The majority of Call-Net’s employees work in North York, Ontario, at the Company’s head office.

Call-Net believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. None of Call-Net’s employees are currently represented by a collective bargaining agreement. As of December 31, 2001, Call-Net had approximately 2,150 employees and as of December 31, 2000, Call-Net had approximately 2,470 employees.

E.	Share Ownership

				Exercise Price
	# of Common	# of Class B	# of Common	($/Security)	Expiration Date	# of Class B
Name	Shares	Shares	Stock Options	(Common)	(Common)	Stock Options

William Linton(1)	105,000	8,550	208,800	8.50	4/18/2009	0
Duncan McEwan(2)	6,000	6,000	104,900	8.50	4/18/2009	0
Serge Babin(2)	42.5	10,000	49,000	8.50	4/18/2009	0
David Bowden(3)	0	15,500	49,000	8.50	4/18/2009	0
Jean Brazeau(2)	3,050	350	38,000	8.50	4/18/2009	0
Eric Dobson(2)	7,600	143,565	49,000	8.50	4/18/2009	0
Jim Laramie	0	0	17,100	8.50	4/18/2009	0
Greg McCamus(3)	0	18,050	59,000	8.50	4/18/2009	0
George Malysheff(3)	0	15,500	38,000	8.50	4/18/2009	0
Victoria Walker	0	0	38,000	8.50	4/18/2009	0

(1)	Mr. Linton owns 2.59% of outstanding Common shares and less than 1% of outstanding Class B shares.
(2)	The number of Common shares owned represents less than 1% of outstanding Common shares and the number of Class B shares owned represents less than 1% of outstanding Class B shares.
(3)	The number of Class B shares owned represents less than 1% of outstanding Class B shares.

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the Corporation and its directors and officers, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over Common Shares of the Corporation carrying more than 10% of the voting rights attached to all Common Shares of the Corporation outstanding as of May 1, 2003 other than I.G. Investment Management, Ltd. which reported a 11.05% (464,768 Shares) as an eligible institutional investor on March 7, 2003. Other than as set out above, to the knowledge of the Corporation and its directors and officers, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, either Common Shares or Class B Non-Voting Shares of the Corporation representing more than 10% of the issued and outstanding Common Shares or Class B Non-Voting Shares, respectively, as of May 1, 2003. Sprint Communications Company L.P. beneficially owns or exercises control or direction over Common Shares and Class B Non-Voting Shares which together amount to approximately 9.95% of the issued and outstanding shares of the Corporation. Sprint Communications Company L.P., as the holder of Preferred Shares, is entitled to elect up to two directors of the Company’s Board of Directors as set out in the Company’s Articles.

As of December 31, 2002, Call-Net’s Common Shares had 18 holders of record with addresses in the United States. These United States holdings represented approximately 26.0% of the

Common Shares outstanding at that date. As of December 31, 2002, Call-Net’s Class B Non- Voting Shares had 37 holders of record with addresses in the United States. These United States holdings represented approximately 95.9% of the Class B Non-Voting Shares outstanding at that date. As of December 31, 2002, Call-Net’s Preferred Shares had 1 holder of record in the United States. These United States holdings represented 100% of the Preferred Shares outstanding at that date.

B.	Related Party Transactions

During 2002, Call-Net sold Sprint $20.4 million of telecommunication services and purchased $45.1 million of similar services from Sprint. These transactions resulted from the normal termination of traffic over each other’s network. The pricing in respect of these transactions is in line with equivalent arrangements with other U.S. carriers with whom Call-Net has similar levels of cross border traffic. In addition, royalty costs based on revenues are paid to Sprint that amounted to $19.5 million in 2002. Of this $19.5 million amount, $14.6 million was included in 2002 operating expenses while $4.9 million was included as a component of the Fresh Start adjustments.

Also during 2002, in the normal course of business, Call-Net has engaged in sales of telecommunication services to Cybersurf Corp. amounting to $2.4 million. These transactions were made at market prices under normal trade terms and conditions.

C.	Interests of Experts and Counsel

Not applicable

ITEM 8:   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18: Financial Statements

Dividend Policy

Under and pursuant to the secured debenture and notes issued by the Company, there are certain limitations and restrictions on the payment of dividends and corporate distributions. The Company has never paid dividends on any of its issued shares.

Significant Changes

No significant changes have occurred since the date of the Company’s annual audited financial statements for the period ending December 31, 2002.

Legal Proceedings

On September 21, 2001, the Company announced that it had reached a mutually agreeable settlement with a former President and Chief Executive Officer of the Company relating to a claim in respect of his termination of employment on October 14, 1999. The settlement amount was significantly lower than the original claim for damages brought against the Company. The Company had provided sufficiently for the settlement and therefore, this settlement did not impact current results.

On March 1, 2002, the Company was notified of an appeal to the Superior Court of Ontario decision with respect to an application brought by Montreal Trust Company of Canada (now Computershare Investor Services Inc.) on April 27, 2000 concerning the payment of $30.0 million held in trust under a “change in control agreement” with certain senior management dated September 9, 1999. The Superior Court of Ontario ruled that no change of control had occurred. The Company intends to vigorously defend its interests at the appeal. The funds held in trust by Computershare were released during the year. Accordingly, should the Company lose an appeal, any settlement would be paid out of the Company’s general funds.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ITEM 9:   THE OFFER AND LISTING

A.	Offer and listing details.

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.

a)	High and low market prices for the five most recent financial years on the Toronto Stock Exchange:

	1998(*)		1999(*)		2000(*)		2001(*)		2002(*)

	Common	Class B	Common	Class B	Common	Class B	Common	Class B	Common	Class B

High	575.00	575.00	310.00	310.00	175.00	175.00	36.60	31.00	14.80	11.40
Low	185.00	185.00	102.00	87.00	16.00	13.60	6.80	4.00	0.38	0.33

(*)	The share price for periods prior to April 15, 2002 has been restated to give effect to the one for 20 stock consolidation which occurred on that date as part of the Plan of Arrangement.

b)	High and low market prices for the last nine financial quarters on the Toronto Stock Exchange:

	First Quarter 2001(*)		Second Quarter 2001(*)		Third Quarter 2001(*)		Fourth Quarter 2001(*)

	Common	Class B	Common	Class B	Common	Class B	Common	Class B

High	36.60	31.00	32.00	25.20	27.60	20.00	13.00	8.60
Low	18.40	10.40	16.00	7.80	12.40	7.40	9.40	5.60

	First Quarter 2002(*)		Second Quarter 2002		Third Quarter 2002		Fourth Quarter 2002

	Common	Class B	Common	Class B	Common	Class B	Common	Class B
High	14.80	11.40	9.00	8.00	0.77	0.63	1.00	1.05
Low	8.40	5.60	0.41	0.33	0.38	0.37	0.45	0.48

	First Quarter 2003

	Common	Class B

High	2.01	2.05
Low	1.02	1.10

(*)	The share price for periods prior to April 15, 2002 has been restated to give effect to the one for 20 stock consolidation which occurred on that date as part of the Plan of Arrangement.

c)	High and low market prices for the last six months on the Toronto Stock Exchange:

	October 2002		November 2002		December 2002		January 2003		February 2003		March 2003

	Common	Class B	Common	Class B	Common	Class B	Common	Class B	Common	Class B	Common	Class B

High	0.66	0.60	0.96	0.91	1.10	1.06	1.45	1.45	2.05	2.25	2.15	2.30
Low	0.45	0.48	0.55	0.50	0.66	0.61	1.01	1.00	1.25	1.15	1.35	1.25

5.	Not applicable

6.	Not applicable

7.	Not applicable

B.	Plan of distribution

Not applicable

C.	Markets

The Company’s Common and Class B Non-Voting Shares trade on the Toronto Stock Exchange. The Company’s Class B Non-Voting Shares are also traded on the Nasdaq OTC Bulletin Boards.

D.	Selling shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

ITEM 10:   ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and articles of association

The Company’s Articles of Arrangement and the Company’s General By-law No. 1 are attached as exhibits to this Annual Report on Form 20-F.

C.	Material Contracts

The Senior Secured Note Indenture

Call-Net has in place an Indenture with Bankers Trust Company and CIBC Mellon Trust Company as trustees. The Indenture dated April 10, 2002 governs the 10.625% Senior Secured Notes due 2008. The aggregate principal amount of the Senior Secured Notes was US$377 million.

The Senior Secured Note Indenture govern securities which are senior secured obligations of Call-Net, ranking ahead of any other unsecured and subordinated indebtedness. Cash interest is payable on the Senior Secured Notes semi-annually on June 30 and December 31, commencing on June 30, 2002.

The Indenture contains certain affirmative and negative covenants that, among other things, restrict Call-Net’s ability, and the ability of its subsidiaries to:

•	Borrow money and enter into securitization transactions and capital lease obligations;

•	Sell substantially all of its assets or merge or consolidate with other companies;

•	Consummate certain sales of assets;

•	Engage in sale/leaseback transactions;

•	Pay dividends on stock or purchase stock or make payments on subordinated indebtedness;

•	Make investments;

•	Use assets as security in other transactions; and

•	Enter into certain transactions with affiliates.

These limitations, however, are subject to a number of important qualifications and exceptions.

To the best of its knowledge, Call-Net is currently in compliance with the covenants contained in the Indenture.

The New Sprint Agreement

The Sprint Agreement provides for the terms upon which Sprint will provide branding, technology and know-how components for certain Licensed Services in Canada. These Licensed Services are composed of services offered by the Company as of the effective date of the Sprint Agreement, as well as Licensable Services for which the Company must provide a framework for implementation to Sprint, which, upon approval by Sprint based on certain objective criteria, becomes a Licensed Service. The following is a summary of the key terms that are included in the Sprint Agreement:

•	The term of the Sprint Agreement will be for a period of 10 years from April 1, 2002.

•	Licensed and Licensable Services include long distance, Internet access, Internet transport,

Internet value-added services, data transport, network management, hosting services, local exchange and other similar future products and services. In connection with the provisioning of these services, the Company can request that Sprint provide certain functional services at incremental cost plus a pre-established mark-up and consulting services at a cost to be determined by Call-Net and Sprint. Wireless information, satellite and similar services are not included under the Sprint Agreement; however, in the event that Sprint desires to provide these services in Canada, Call-Net has a right of first refusal, provided that Call-Net can fulfil certain objective criteria. Further, Call-Net can proactively request to be able to offer such services utilizing Sprint branding and/or technology and know-how, which request will be granted provided that Call-Net can fulfil certain objective criteria. Call-Net pays all incremental costs of adapting Sprint products and services to the Canadian market.

•	Call-Net continues to have exclusive use of Sprint® brand in Canada for the Licensed Services. Call-Net also has the right (as well as the obligation) to apply certain Sprint® product “brands” to Licensed Services, provided that Call-Net’s product or service is substantially similar to that of Sprint from the perspective of the customer. Generally, Call-Net is required to create such seamlessness among Licensed Services going forward, with limited exceptions. Call-Net’s license with respect to Sprint technology and know-how is non-exclusive. However, Sprint has agreed not to license to material competitors of Call-Net in Canada unless similar licenses are also simultaneously offered in the United States. Sprint will also endeavour to share technology and know-how with Call-Net simultaneously with its implementation in the United States in order to facilitate more synchronized product launches.

•	Call-Net and Sprint have also agreed to jointly pursue multi-national customers. A significant opportunity exists to leverage the combined assets of Call-Net and Sprint for mutual benefit, particularly to provide seamless telecommunication services to large corporate and multi-national accounts. By leveraging a combined portfolio of existing Call-Net and Sprint products and services, the Company’s sales force can focus its efforts on selected segments and shared multi-national accounts located in Canada, offering them a seamless North American product solution. Sprint’s buying power, product sets and future product development, will assist Call-Net’s ability to continue to compete effectively in the large business market segment.

•	In addition, Call-Net and Sprint have agreed to treat each other with “preferred partner” status. Subject to certain exceptions, where, in connection with offering Licensed Services in Canada, Call-Net must procure complementary services outside of the country, Sprint has a right of first refusal on such business. Call-Net has a corresponding right of first refusal for services that Sprint must procure in Canada.

•	In connection with the granting of the technology license and the trademark license, Call-Net will pay a royalty to Sprint during the first five years of the agreement of 2.5% of Call-Net’s consolidated gross revenue, following which the rate will be reduced to 2.0%. There are limited exclusions to the application of the royalty, such as revenue for services provided to Sprint and non-Sprint-branded, non-telecommunications revenue.

•	The Sprint Agreement provides that it can be terminated in a variety of circumstances, including during the 180-day period following a change of control of either party. Transition periods will apply prior to any requirement of Call-Net to entirely cease using the Sprint trademarks and/or technology and know how, including a stipulated transition during the final two years of the term.

The 360networks inc. Fiber Transaction

On August 25, 2000, Call-Net announced that it has signed agreements with 360networks inc. that resulted in: the sale/indefeasible right of use (IRU) of excess dark fibre in Canada and the United States; the purchase/IRU of local access fibre and other long haul fibre in Canada and the United States; a swap of certain fibre routes; and a commitment to purchase other products and services from 360networks over the next five years. These agreements included the Fibre Sale Agreement (Canadian FOTS), the Fibre Sale Agreement (Canadian Non-FOTS), the Fibre Sale Agreement (U.S. FOTS), the Fibre Sale Agreement (U.S. Non-FOTS), the Fibre Exchange Agreement (Canadian FOTS) and the Fibre IRU Agreement.

Call-Net expected to receive in excess of $240 million in cash proceeds for its dispositions to 360networks, following release of certain short-term holdbacks to ensure a proper transition of the assets. The initial phase closed immediately, for which Call-Net’s proceeds (net of holdbacks) were approximately $203 million in cash.

On June 27, 2001, Call-Net entered into a Supplemental and Amending Agreement with 360networks inc. and its affiliates that resulted in: the removal of the obligation for Call-Net to sell and 360networks inc. to purchase certain long haul fibre in Canada; the removal of the obligation for 360networks to sell and Call-Net to purchase certain long haul fibre in the United States; the payment of a purchase price differential by Call-Net to 360networks; and the release of certain holdback amounts held in escrow to Call-Net.

On August 20, 2002, Call-Net entered into a Global Settlement Agreement with 360networks inc. and its affiliates and LIL Limited and its affiliate [“Ledcor"] that resulted in: the settlement of certain adversary proceedings between Call-Net and 360networks; the removal of the obligation for Call-Net to purchase and 360networks and Ledcor to sell certain long haul fibre in the United States; the commitment by Call-Net to purchase certain services from 360networks over the following three years; and the commitment by Call-Net and 360networks to complete several contractual revisions relating to the joint operation and resale of certain fibre optic assets.

D.	Exchange Controls

There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to non-resident holders of the Company’s securities.

E.	Taxation

Each holder or prospective holder of shares or notes is strongly urged to consult their own tax advisor with respect to its particular situation, including the tax effects of any state, local, foreign, or other tax laws and possible changes in the tax laws.

If you sell your Call-Net shares or notes to or through a United States office of broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption, provided that the broker does not have actual knowledge that you are a U.S. person or that the conditions of any such exemption are not satisfied. If you sell your Call-Net shares outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Call-Net shares or notes through a non-U.S. office of a broker that:

•	Is a United States person;

•	Derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States;

•	Is a “controlled foreign corporation” as to the United States; or

•	Is a foreign partnership, if at any time during its tax year:

•	One or more of its partners are U.S. persons, as defined in regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	At any time during its tax year the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its records that you are a non-United States person and does not have actual knowledge that you are a U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability.

F.	Dividends and paying agents

Not applicable

G.	Statement by experts

Not applicable

H.	Documents on display

Call-Net is currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and files periodic reports and other information with the Commission. Call-Net’s SEC filings are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and the Commission’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of Call-Net’s SEC public filings may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Those disclosure materials that are required to be publicly filed in Call-Net’s home jurisdiction can be obtained at the Web site http://www.sedar.com

I.	Subsidiary Information

Not applicable

ITEM 11:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, Call-Net is exposed to risks related to variability in foreign currency rates, interest rates and the credit worthiness of various third parties. These risks have the potential to impact Call-Net’s operating results. Call-Net regularly assesses these risks and has established policies to manage the impact of these exposures through its regular operating and financing activities and through the use of derivative financial instruments. Call-Net’s policy related to derivative instruments restricts the use of financial instruments to hedging risks inherent in Call-Net’s business operations and financial structure.

Currency Risk

Operating Cash Flows

The majority of Call-Net’s operating cash flows are denominated in Canadian dollars.

However, Call-Net does purchase and sell services in U.S. dollars, from U.S. and other international based telephone carriers to terminate telecommunication traffic in the normal course of business. At December 31, 2002, Call-Net has no forward contracts outstanding to hedge this exposure. As part of its foreign exchange management program, Call-Net also uses bilateral contracts with embedded compound purchase and sale forward exchange contracts which effectively hedge the foreign currency risk of the purchased services with services sold to U.S. and other international based telephone carriers to terminate southbound and international traffic. Due to the offsetting nature of the components of the compound derivative, the market risk of these derivative instruments is judged to be immaterial.

United States Dollar Denominated Debt

As at December 31, 2002 Call-Net had a fixed interest rate note denominated in U.S. dollars with face principal of U.S.$299.5 million as detailed below:

DEBT

	Fixed Interest	Face Principal	Market Value
Maturity Year	Rate	(US$ Mil.)	(US$ Mil.)

Coupon Note
2008	10.625%	299.5	161.7

Additional detail with respect to the terms and conditions of the note is set out in Note 8 to Call-Net’s consolidated financial statements for the year ended December 31, 2002.

Call-Net’s revenue is generated primarily in Canadian dollars, while its interest and principal obligations on its long-term debt, are and will be payable in U.S. dollars. As at December 31, 2002, Call-Net had no cross-currency swaps on its outstanding U.S. dollar denominated debt. Based on its December 31, 2002 balances, a one per cent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of approximately $4.8 million on its long-term debt. Any substantial increase in the U.S. dollar relative to the Canadian dollar could affect Call-Net’s results of operations and its ability to meet its future payment obligations on its long-term debt.

ITEM 12:   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:   DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None

ITEM 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15:   CONTROLS AND PROCEDURES

Based on their evaluation, as of a date within 90 days of the filing date of this Form 20-F, the Company’s Chief Executive Officer and Vice President, Finance have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a — 14(c) and 15d — 14(c) under the Securities Exchange Act of 1934, as amended) are effective. There have been no significant changes in internal controls or in other factors that could significantly affect these internal controls subsequent to the date of this evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16:   RESERVED

ITEM 17:   FINANCIAL STATEMENTS

Not applicable. See Item 18.

ITEM 18:   FINANCIAL STATEMENTS

See attached Exhibit 18.1.

ITEM 19:   EXHIBITS

Exhibit Number	Description

1.1	Articles of Arrangement of Call-Net Enterprises Inc.

1.2	General By-law No. 1 of Call-Net Enterprises Inc.

2.1*	Indenture dated as of April 10, 2002 between Call-Net Enterprises Inc., Bankers Trust Company and CIBC Mellon Trust Company

4.1•	Amended and Restated Technology and Service Provisioning Agreement between Call-Net Enterprises Inc. and Sprint Communications Company L.P.

4.2**	Fibre Sale Agreement (Canadian FOTS) dated August 25, 2000 between 360networks Inc., 360networks (CN) Ltd., Call-Net Enterprises Inc. and Sprint Canada Inc.

4.3**	Fibre Sale Agreement (Canadian Non-FOTS) dated August 25, 2000 between 360networks Inc., 360networks (CN) Ltd., Call-Net Enterprises Inc. and Sprint Canada Inc.

4.4**	Fibre Sale Agreement (United States FOTS) dated August 25, 2000 between 360networks Inc., 360fiber (USA 1) Inc., Call-Net Enterprises Inc. and CNE Fiber Development Inc.

4.5**	Fibre Sale Agreement (United States Non-FOTS) dated August 25, 2000 between 360networks Inc., 360fiber (USA 1) Inc., Call-Net Enterprises Inc. and CNE Fiber Development Inc.

4.6**	Fibre Exchange Agreement (Canadian FOTS) dated August 25, 2000 between 360networks Inc., 360networks (CN) Ltd., Call-Net Enterprises Inc. and Sprint Canada Inc.

4.7**	Fibre IRU Agreement dated August 25, 2000 between 360networks Inc., 360fiber (USA 1) Inc., Call-Net Enterprises Inc. and CNE Fiber Development Inc.

4.8•	Supplemental and Amending Agreement dated June 27, 2001 between 360networks Inc., 360networks (CDN Fiber) Ltd., 360networks (USA) Inc., Call-Net Enterprises Inc., Sprint Canada Inc., Call-Net Technology Services Inc. and CNCS Inc.

4.9•	Global Settlement Agreement dated August 20, 2002 between 360networks Inc., 360networks (CDN Fiber) Ltd., 360networks (USA) Inc., Call-Net Enterprises Inc., Sprint Canada Inc., Call-Net Technology Services Inc., CNCS Inc., LIL Limited and Ledcor Industries (USA) Inc.

8.1	Subsidiaries of Call-Net Enterprises Inc.

10.1	Glossary

18.1	Audited Consolidated Financial Statements of Call-Net Enterprises Inc. for the year ended December 31, 2002

99.1	Section 906 Certification

*	Incorporated by reference to the Company’s Registration Statement on Form F-10 (Registration No. 333-7312)

•	Confidential material has been omitted (as denoted by asterisks [ * ] in the relevant exhibits), and filed separately with the Securities Exchange Commission with an Application for Order Granting Confidential Treatment.

**	Incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 18, 2001.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CALL-NET ENTERPRISES INC

Date: May 15, 2003	/s/ George Malysheff
	Name:	George Malysheff
	Title:	Senior Vice President, Chief Legal Counsel and Corporate Secretary

CERTIFICATIONS

I, William Linton, certify that:

1.	I have reviewed this annual report on Form 20-F of Call-Net Enterprises Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report [the “Evaluation Date"]; and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003	/s/ William Linton Name: William Linton Title: President and Chief Executive Officer

I, Jim Laramie, certify that:

1.	I have reviewed this annual report on Form 20-F of Call-Net Enterprises Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report [the “Evaluation Date"]; and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 15, 2003	/s/ Jim Laramie Name: Jim Laramie Title: Vice President, Finance