Form 40-F
period 2004-12-31
CALL-NET ENTERPRISES INC
filed 2005-03-23
CIK 915594

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:	December 31, 2004
Commission File Number:	No. 0-22976

CALL-NET ENTERPRISES INC.
(Exact name of registrant as specified in its charter)

Canada	4813	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

2235 Sheppard Avenue East
Atria II, Suite 1800
North York, Ontario
Canada M2J 5G1
(416) 718-6400

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590 9100

(Name, address and telephone number of agent for Service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered:
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class B Non-Voting Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the following information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	4,302,011
Class B Non-Voting Shares	31,462,025
Preferred Shares	1

Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes	☒	No	☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Information Form on Form 40-F:

1.	Annual Information Form of Call-Net Enterprises Inc. for the year ended December 31, 2004.
2.	Audited Consolidated Financial Statements of Call-Net Enterprises Inc. for the year ended December 31, 2004.

CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2004, an evaluation was carried out under the supervision and the participation of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2004, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has established an Audit Committee. The Audit Committee was comprised of David Rattee, Arthur Krause, Dennis Belcher and Wendy Leaney. The Registrant's board of directors has determined that David Rattee meets the "audit committee financial expert" criteria prescribed by the Securities and Exchange Commission and is independent of the Registrant’s management. The Securities and Exchange Commission has indicated that the designation of Mr. Rattee as an audit committee financial expert does not make Mr. Rattee an "expert" for any purpose, impose any duties, obligations or liability on Mr. Rattee than are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

We have adopted a code of ethics that applies to all of our employees and officers, including our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Code of Ethics is posted on the Registrant’s website and can be viewed by visiting www.callnet.ca and selecting the “Corporate Governance” folder.

Since the adoption of our code of ethics, there have not been any amendments thereto or waivers, including implicit waivers, from any provision thereof.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by the Registrant’s external auditors in each of the last two years as follows:

	YEAR ENDED	YEAR ENDED
	2004	2003
Audit Fees (1)	$662,410.00	$784,000.11
Audit-Related Fees (2)	$41,096.00	$175,465.00
Tax Fees (3)	$55,885.00	$63,900.00
All Other Fees (4)	$2,625.00	$0

NOTES:

(1)
Includes professional services rendered by external auditors for the audit of the Registrant’s annual financial statements and services provided in connection with our statutory and regulatory filings or engagements.

(2)
Includes assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under "Audit Fees" above, principally for consultation concerning financial accounting and reporting standards.

(3)	Tax fees were for tax advice and tax planning professional services. These services consisted mainly of tax planning and advisory services relating to domestic income tax.

(4)	In 2004 the external auditors provided certain forensic services.

PREAPPROVAL POLICIES AND PROCEDURES

It is within the mandate of Call-Net's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has adopted procedures to pre-approve all non-audit services to be rendered by the external auditors. The Chairman of the Audit Committee has been delegated authority to pre-approve individual assignments up to a maximum cost of $75,000. All other assignments must be pre-approved by the Audit Committee. The auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements. In December of 2002, the external auditors were retained to perform non-audit services dealing with calculation of tax loss pools and this engagement was approved by the Board of Directors. Those services commenced in 2002 and the engagement finished during the year ending December 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance arrangements be disclosed in this Annual Report on Form 40-F other than are discussed at Notes 3 and 11 of the Registrant's Audited Consolidated Financial Statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations:	Payments Due by Period
(in millions $)	Total	<1 Year	1-3 Years	4-5 years	> 5 years
Long-term debt (1)	268.5	-	-	268.5	-
Interest payments on debt (2)	114.1	28.5	57.1	28.5	-
Right-of-way liability (1)	77.6	5.3	10.3	10.8	51.2
Operating leases	41.9	14.3	19.0	5.1	3.5
Network facilities	62.6	21.2	26.9	14.3	0.2
Other long-term obligations	125.8	36.7	37.4	14.8	35.4
Total contractual obligations	690.5	106.0	150.7	342.0	90.3

(1)
Further information regarding the Company’s long-term debt and right-of-way liability can be found in Note 8(a) and Note 8(b)(i), respectively of the December 31, 2004 Audited Consolidated Financial Statements.

(2)	Converted to Canadian dollars at the year-end exchange rate of $1.2036

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

Call-Net Enterprises Inc. (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to securities registered pursuant to Form 40-F or transactions in said securities.

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

CALL-NET ENTERPRISES INC.

Date: March 22, 2005.	By:	/s/ Roy Graydon
		Name:	Roy Graydon
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

31.1	Section 302 Certification of the Chief Executive Officer

31.2	Section 302 Certification of the Chief Financial Officer

32.1	Section 906 Certification of the Chief Executive Officer

32.2	Section 906 Certification of the Chief Financial Officer

99.1	Annual Information Form, dated March 22, 2005

99.2
Annual Consolidated Financial Statements of Call-Net Enterprises Inc. for the fiscal year ended December 31, 2004, including a reconciliation to accounting principles generally accepted in the United States in Note 20 thereto

99.3	Management Discussion & Analysis

99.4	Consent of KPMG LLP